        As filed with the Securities and Exchange Commission on February 1, 1999
                                                      Registration No. 333-68609
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------
                        PRE-EFFECTIVE AMENDMENT NO.1 TO

                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------


                             NATCO INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)

           Delaware                            6790                     13-2721761
 (State or other jurisdiction       (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)   Classification Code Number)     Identification No.)

                           ---------------------------


                                 1800 Moler Road
                              Columbus, Ohio 43207
                                 (614) 221-9200
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                           ---------------------------


                               Thomas R. Ketteler
                          Vice President and Treasurer
                             Natco Industries, Inc.
                                 1800 Moler Road
                              Columbus, Ohio 43207
                                 (614) 221-9200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           ---------------------------



                          Copies of Correspondence to:
     Neil Bulman, Jr., Esq.                           Irwin A. Bain, Esq.
 Porter, Wright, Morris & Arthur            Schottenstein Stores Corporation
      41 South High Street                           1800 Moler Road
      Columbus, Ohio  43215                       Columbus, Ohio 43207
         (614) 227-2219                              (614) 221-9200

                           ---------------------------


                Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger (the "Merger") of Thorn Hill Acquisition Corp., a wholly owned subsidiary of the Registrant, with and into American Eagle Outfitters, Inc. ("American Eagle") pursuant to the Plan of Reorganization and Agreement and Plan of Merger, dated as of November 30, 1998, attached as Appendix A to the enclosed Prospectus/Proxy Statement have been satisfied or waived.


                If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                   PROSPECTUS

           ----------------------------------------------------------

                             NATCO INDUSTRIES, INC.
                                 1800 Moler Road
                            Columbus, Ohio 43207-1698
                                 (614) 221-9200

          -----------------------------------------------------------



                        16,279,300 SHARES OF COMMON STOCK




      We are a private company and owner of 30.1% of American Eagle Outfitters, Inc. We are providing this prospectus to you because your American Eagle shares will be exchanged for our shares in a corporate reorganization. The reorganization is to align the interests of our owners with your interests as American Eagle stockholders and to implement a holding company structure.

      All of your shares of American Eagle common stock will convert into the same number of shares of our common stock.

      Although technically, you will become a stockholder of our company, after the reorganization, we will have the same characteristics as American Eagle, including:

- the same business operations and substantially identical assets and liabilities;

-    the same directors, officers and employees;

-    the same number of shares outstanding held by the same beneficial owners;
     and

- the same certificate of incorporation and by-laws, except for an increase in the number of authorized shares, a classified Board of Directors, and the adoption of the provisions of Section 203 of the Delaware General Corporation Law. The additional authorized shares will be available for stock splits and other corporate purposes determined by the Board of Directors of New American Eagle.

      American Eagle common stock trades on the Nasdaq National Market under the symbol "AEOS." We will change our name to American Eagle Outfitters, Inc. in the reorganization. Our common stock will trade on the Nasdaq National Market under the symbol "AEOS."

      This prospectus also serves as a proxy statement to stockholders of American Eagle for the special meeting of stockholders to be held on March 15, 1999. We are mailing this prospectus/proxy statement and the accompanying forms of proxy to stockholders of American Eagle on or about February 11, 1999. A stockholder who gives his proxy may revoke it at any time prior to its use at the meeting.

      ACQUISITION OF OUR COMMON STOCK IN THE REORGANIZATION INVOLVES RISKS. SEE "RISK FACTORS" AT PAGE 5.


      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is February 11, 1999.

                                TABLE OF CONTENTS

                                                                            Page
TABLE OF CONTENTS ............................................................2
SUMMARY ......................................................................3
RISK FACTORS .................................................................5
AVAILABLE INFORMATION ........................................................5
INFORMATION INCORPORATED BY REFERENCE ........................................6
COMPARATIVE PER SHARE INFORMATION ............................................7
MARKET PRICE DATA; DIVIDEND POLICY ...........................................8
SELECTED FINANCIAL DATA ......................................................9
THE REORGANIZATION ..........................................................12
    How It Will Work ........................................................12
    Background of the Reorganization ........................................13
    American Eagle's Reasons for the Merger; Recommendation of
       American Eagle's Board of Directors ..................................14
    Natco's Reasons for the Merger; Recommendation of
       Natco's Board of Directors ...........................................15
    The Merger Agreement ....................................................15
    Indemnification Agreement ...............................................15
    Exchange of Certificates ................................................16
    Nasdaq Listing ..........................................................16
    No Dissenters' Rights ...................................................16
    Accounting Treatment ....................................................16
    U.S. Federal Income Tax Consequences of the Merger ......................16
NATCO INDUSTRIES, INC. ......................................................17
    General .................................................................17
    Historical Background and Business ......................................17
    Natco LLC Spinoff .......................................................17
    Natco Directors and Executive Officers ..................................18
    Management's Discussion and Analysis of Financial Condition
       and Results of Operations ............................................18
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
    OF NEW AMERICAN EAGLE ...................................................19
    Ownership of Common Stock ...............................................19
    Ownership of Retail Ventures and Natco ..................................20
DESCRIPTION OF NATCO SECURITIES .............................................22
STOCKHOLDER RIGHTS AFTER THE REORGANIZATION .................................22
EXPERTS .....................................................................23
LEGAL MATTERS ...............................................................23
INDEX TO FINANCIAL STATEMENTS ..............................................F-1
APPENDIX A - Plan of Reorganization and Agreement and Plan of Merger


THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT AMERICAN EAGLE THAT IS NOT INCLUDED OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON A WRITTEN OR ORAL REQUEST TO AMERICAN EAGLE OUTFITTERS, INC., 150 THORN HILL DRIVE, WARRENDALE, PA 15086-7528, ATTENTION: WILLIAM P. TAIT, CORPORATE SECRETARY,
(724) 776-4857. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 8, 1999, FIVE BUSINESS DAYS BEFORE SECURITY HOLDERS MUST MAKE AN INVESTMENT DECISION.

                             NATCO INDUSTRIES, INC.

                                       AND

                         AMERICAN EAGLE OUTFITTERS, INC.


                         -----------------------------

                           PROSPECTUS/PROXY STATEMENT

                   -----------------------------------------

                                     SUMMARY




AMERICAN EAGLE OUTFITTERS, INC.

      American Eagle is a specialty retailer of all-American casual apparel, accessories, and footwear for men and women between the ages of 16 and 34. American Eagle designs, markets, and sells its own brand of versatile, relaxed, and timeless classics like AE dungarees, khakis, and T-shirts, providing high quality merchandise at affordable prices. At January 30, 1999, American Eagle operated 386 mall-based stores in 41 states principally in the Midwest, Northeast and Southeast. American Eagle's principal offices are located at 150 Thorn Hill Drive, Warrendale, Pennsylvania 15086-7528 and its telephone number is (724) 776-4857.

      Because information regarding American Eagle is readily available to investors, the law permits this document to be abbreviated by incorporating information regarding American Eagle by reference to reports and other documents filed with the SEC. Other than as described herein, there have been no material changes in the affairs of American Eagle since the filing of its Quarterly Report on Form 10-Q for the quarter ended October 31, 1998 through the date of this prospectus/proxy statement.

THE REORGANIZATION

      Our subsidiary will merge with and into American Eagle. American Eagle will be the surviving corporation and will become our wholly owned operating subsidiary. We will serve as a holding company. All of your shares of American Eagle common stock will be converted into the same number of shares of New American Eagle common stock.

      You are entitled to exchange your stock certificates, and we will send you a letter of transmittal to do so after the reorganization. The total number of our outstanding shares will be the same as American Eagle's prior to the reorganization.

      Immediately following the reorganization, American Eagle will change its name to AE Stores Company. We will change our name to American Eagle Outfitters, Inc. The term "New American Eagle" is used in this document to refer to us after the reorganization.

REASONS FOR THE REORGANIZATION

      The American Eagle Board of Directors has determined that the reorganization is in your best interests as a stockholder of American Eagle. The American Eagle Board of Directors believes you should vote in favor of the reorganization in order to achieve the following benefits:

- the opportunity to limit the potential for stockholder conflicts that may arise with respect to operating and other plans of American Eagle

- the creation of a holding company ownership structure to facilitate any future plans to restructure the operations of American Eagle

- the reduction in the concentration of ownership of American Eagle, which may enhance its long term ability to raise debt or equity capital

-    to provide administrative efficiencies.

EXPENSES

      Principally all of the transaction expenses of the reorganization are being borne by our stockholders. Even though New American Eagle will not bear any cash expense related to transaction fees paid by us, for financial statement reporting purposes, New American Eagle will be required to record the expenses on its income statement in the financial quarter in which the services are provided. These expenses total approximately $0.04 per share, on a diluted earnings per share basis, and will be recognized in the quarter ending January 30, 1999.

ACCOUNTING TREATMENT

      American Eagle's assets and liabilities will be recorded at their historical amounts in the financial statements of New American Eagle, because the reorganization will be accounted for as an acquisition of minority interest without a substantial change in net assets, operations, or ownership.

TAX TREATMENT

      We and American Eagle each have received private letter rulings from the Internal Revenue Service holding, among other things, that the merger will be a reorganization under Section 368(a) of the Internal Revenue Code. Based on the tax rulings, for U.S. federal income tax purposes, no gain or loss will be recognized by you as a holder of American Eagle common stock on your exchange of American Eagle common stock solely for New American Eagle common stock in the merger.

THE SPECIAL MEETING

      The special meeting will be held at 10:00 a.m., local time, on Monday, March 15, 1999, at 150 Thorn Hill Drive, Warrendale, Pennsylvania 15086-7528. The close of business on February 1, 1999 is the record date for determining the stockholders of record of American Eagle entitled to notice of and to vote at the special meeting. At that date, American Eagle had 23,053,966 shares of American Eagle common stock outstanding and entitled to vote on all matters requiring a vote of the stockholders. At the special meeting, you will be asked to approve the reorganization, in which you will become a stockholder of New American Eagle. We are first sending this prospectus/proxy statement to the stockholders of American Eagle on or about February 11, 1999.

      The American Eagle Board of Directors is soliciting proxies for the special meeting. The shares represented by the accompanying proxy will be voted as directed if the proxy is properly signed, dated and received prior to the special meeting. The proxy grants discretionary authority to vote on other matters which may arise at the special meeting. Management is presently unaware of any such matters.

      The persons designated to vote the shares will cast votes according to their best judgment if any other matters properly come before the special meeting. However, if you execute a proxy to vote against the merger, that proxy cannot be used to vote to adjourn the special meeting so that we can continue to solicit proxies to approve the reorganization.

      If you sign, date and return the enclosed proxy, you still have the power to revoke it at any time prior to the special meeting by filing with the Secretary of American Eagle a written notice of revocation or a subsequent proxy relating to the same shares, or by attending the special meeting and voting in person.

      A majority of the outstanding shares of American Eagle common stock entitled to vote, represented in person or by proxy, will constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted to determine the presence of a quorum at the special meeting. Under Delaware law, approval of the reorganization requires the affirmative vote of the holders of a majority of the voting power of American Eagle. Therefore, an abstention or broker non-vote will have the same effect as a vote against the reorganization.

      As of the record date, the Schottenstein family, through their ownership of us and Retail Ventures, Inc., controlled approximately 50.6% of the outstanding shares of American Eagle common stock and it is anticipated that they will vote such shares in favor of the reorganization. As long as they do so, approval of the reorganization is assured.

EFFECTIVE TIME

      It is currently anticipated that, assuming all conditions to the reorganization have been satisfied or waived, it will become effective on March 19, 1999.

                                  RISK FACTORS

LIABILITIES THAT MAY BE ASSERTED AGAINST NEW AMERICAN EAGLE

      In the reorganization, our affiliate, Natco LLC, will indemnify New American Eagle from and against any of our liabilities or obligations existing immediately before the merger or resulting from events in existence before the merger. It is possible that Natco LLC will not have sufficient assets to indemnify New American Eagle if a third party successfully asserts a substantial claim against New American Eagle. New American Eagle's failure to collect such indemnified amount from Natco LLC could have a material adverse effect on New American Eagle.

        Neither we nor American Eagle are aware of any liabilities or obligations that have not been properly recorded on our books and records or that are likely to be asserted by a third party in the future. We anticipate that Natco LLC will have a net worth of approximately $15 million. The indemnification applies if the liabilities or obligations are larger than the value, if any, of our pre-existing tax benefits that are realized after the reorganization.

      Natco LLC's owners will contribute back to Natco LLC any net after tax distributions they receive, if necessary to allow Natco LLC to meet its indemnification obligations to New American Eagle. Even so, we cannot assure you that Natco LLC will have liquid assets sufficient to indemnify New American Eagle if a third party successfully asserts a currently unknown, substantial claim against New American Eagle.


                              AVAILABLE INFORMATION

         We are not now subject to the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder. However, New American Eagle will be subject to these rules and regulations after the reorganization, and in accordance therewith, will file reports, proxy statements, and other information with the Securities and Exchange Commission. The public may read and copy any materials filed by American Eagle or New American Eagle at the SEC's Public Reference Room at:

         450 Fifth Street, N.W.
         Washington, D.C. 20549-0001

or at the public reference facilities of the regional offices of the SEC at:

         500 West Madison Street
         Suite 1400
         Chicago, Illinois  60661-2511

         7 World Trade Center
         Suite 1300
         New York, New York  10048-1102

The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. Such materials may also be accessed electronically by means of the SEC's home page on the Internet at http:\\www.sec.gov.

         New American Eagle common stock will be listed on the Nasdaq National Market after the reorganization, and accordingly such reports and other information concerning New American Eagle will be available for inspection and copying at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1504.

         We have filed with the SEC under the Securities Act, and the rules and regulations thereunder, a registration statement on Form S-4 with respect to the shares of New American Eagle common stock issuable in the reorganization. This prospectus/proxy statement does not contain all of the information contained in the registration statement. Some portions of the registration statement have been omitted as required by the rules and regulations of the SEC. Any statements contained in this document or in any document incorporated by reference herein concerning the provisions of any contract or other document are not necessarily complete. You should refer to the copy of such contract or other document filed as an exhibit to the registration statement for complete information. The registration statement and attached exhibits should be available for your inspection at the offices of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549-0001, and copies may be obtained from the SEC at prescribed rates. Such materials may also be accessed electronically by means of the SEC's home page on the Internet at http:\\www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

         We and American Eagle incorporate by reference into this prospectus/proxy statement the following documents previously filed by American Eagle with the SEC under the Securities Exchange Act:

(1) American Eagle's Annual Report on Form 10-K for the year ended January 31, 1998, filed on April 24, 1998;

(2) American Eagle's Definitive Proxy Statement for the Annual Meeting of Stockholders, filed on May 5, 1998;

(3) American Eagle's Quarterly Report on Form 10-Q for the quarter ended May 2, 1998, filed on June 12, 1998 and amended on June 16, 1998, for the quarter ended August 1, 1998, filed on September 15, 1998, and for the Quarter ended October 31, 1998, filed on November 24, 1998 and amended on February 1, 1999;

(4) American Eagle's Definitive Proxy Statement for the special meeting of the Stockholders, filed on September 28, 1998; and

(5) American Eagle's Current Report on Form 8-K, filed on November 9, 1998 and amended on January 12, 1999.

All documents filed by either us or and American Eagle under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus/proxy statement and prior to the special meeting shall be deemed to be incorporated by reference in this prospectus/proxy statement and to be a part of this document from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus/proxy statement to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus/proxy statement.

                        COMPARATIVE PER SHARE INFORMATION



         The following table presents historical per share data for us and American Eagle and combined pro forma per share data for New American Eagle. The information should be read in conjunction with and is qualified in its entirety by our and American Eagle's financial statements and accompanying notes included herein or incorporated herein by reference. Natco Historical relates to our historical financial statements exclusive of all transactions and related amounts associated with the receivable liquidation business, which will be contributed to Natco LLC and distributed to our stockholders immediately before our merger with American Eagle. American Eagle's fiscal year ends on the Saturday closest to January 31st. Our fiscal year end is December 31st. The nine month period for American Eagle ended on October 31, 1998 while our nine month period ended September 30, 1998. The respective year ends for 1997 were January 31, 1998 for American Eagle and December 31, 1997 for us.




                                                          Nine Months                     Year Ended
                                                             Ended                     January 31, 1998
                                                        October 31,1998
NATCO HISTORICAL (based upon 6,991,174
shares outstanding)

  Net income - basic and diluted                            $0.81                            $0.50

  Book value                                                $3.42                            $2.61


AMERICAN EAGLE HISTORICAL

  Net income - diluted                                      $1.22                            $0.85

  Book value                                                $5.39                            $4.06


NEW AMERICAN EAGLE PRO FORMA COMBINED

  Net income - diluted                                      $1.22                            $0.80

  Book value                                                $5.42                             N/A


                       MARKET PRICE DATA; DIVIDEND POLICY



     There is no public market for our common stock. American Eagle common stock trades on the Nasdaq National Market under the symbol "AEOS." After the reorganization, New American Eagle common stock will continue to be listed and traded under the same symbol without interruption. The following table sets forth the range of high and low sales prices for American Eagle common stock for the periods indicated, as reported by the Nasdaq National Market. The prices have been adjusted to reflect applicable stock splits.

For the Quarters                High           Low
-----------------               ----           ---
Ended
-----
April 1997                    $12.50         $8.13
July 1997                     $16.76        $10.07
October 1997                  $29.00        $15.50
January 1998                  $40.41        $29.51
April 1998                    $41.58        $15.50
July 1998                     $53.50        $33.13
October 1998                  $54.63        $28.25
January 1999                  $69.56        $40.63

     On January 29, 1999, the last reported sales price of the American Eagle common stock on the Nasdaq National Market was $68.38 per share. As of February 1, 1999, there were approximately 111 stockholders of record of American Eagle common stock.

     American Eagle has never paid cash dividends and New American Eagle presently anticipates that all of its future earnings will be retained for the development of its business and does not anticipate paying cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of New American Eagle's Board of Directors and will be based on future earnings, financial condition, capital requirements and other relevant factors.

                            SELECTED FINANCIAL DATA

     The following tables present: (1) our and American Eagle's selected historical financial data; and (2) unaudited pro forma financial data for New American Eagle. You should read the tables in conjunction with American Eagle's historical financial statements, incorporated by reference in this prospectus/proxy statement, with our historical financial statements, and with New American Eagle's unaudited pro forma condensed consolidated financial statements, included herein beginning at page F-2.



                   SELECTED HISTORICAL FINANCIAL DATA OF NATCO
             (dollars in thousands, except share and per share data)

     The following selected historical financial data has been extracted from our financial statements by excluding all transactions and related amounts associated with our receivable liquidation business, which will be distributed to Natco LLC and spun off to our shareholders prior to the reorganization. The per share amounts are based on the 6,991,174 pro forma shares to be outstanding immediately prior to the reorganization.




                                         October      December     December    December    December      December
                                         31, 1998      31, 1997    31, 1996    31, 1995    31, 1994      31, 1993
                                         --------      --------    --------    --------    --------      --------
                                         (unaudited)                                      (unaudited)  (unaudited)




Operating income (loss)                     $9,620       $5,955      $2,273       $(471)    $12,033       $6,392

Net income (loss)                           $5,676       $3,513      $1,341       $(278)     $7,100       $3,771

Basic and diluted net income (loss)          $0.81        $0.50       $0.19      $(0.04)      $1.02        $0.54
per share


Basic and diluted weighted average           6,991        6,991       6,991       6,991       6,991        6,991
shares outstanding-pro forma

Total assets                               $37,816      $28,196     $22,241     $19,968     $20,438       $8,405

Stockholders' equity                       $23,903      $18,227     $14,714     $13,373     $13,651       $6,551




                             SELECTED HISTORICAL FINANCIAL DATA OF AMERICAN EAGLE
                               (dollars in thousands, except per share amounts)

                               Nine Months
                                   Ended                                 Fiscal Years Ended
                               -------------- -------------- ------------- -------------- ------------ -------------
                                October 31,   January 31,       February 1,    February 3,     July 29,     July 30,
                                     1998       1998              1997           1996           1995         1994
                                     ----       ----              ----           ----           ----         ----

                                  (Unaudited)                                (Unaudited)
Net sales                           $374,493       $405,713      $326,404       $340,323     $296,563      $199,688

Operating income (loss)              $46,308        $31,120        $8,859        $(1,073)     $12,043       $11,952

Net income (loss)                    $29,229        $19,537        $5,925        $(1,334)      $6,765        $6,629

Basic earnings (loss) per              $1.30          $0.88         $0.27         $(0.06)       $0.31         $0.35
share

Diluted earnings (loss) per            $1.22          $0.86         $0.26         $(0.06)       $0.30         $0.35
share

Basic weighted average                22,698         22,091        21,950         21,945       21,969        18,693
shares outstanding:

Diluted weighted average              24,000         22,816        22,694         21,945       22,430        18,705
shares outstanding:

Total assets                        $194,999       $144,795      $110,438        $95,363     $134,484       $82,863

Working capital                      $67,541        $48,486       $34,378        $24,775      $19,264       $27,173

Stockholders' equity                $123,500        $90,808       $71,056        $63,796      $57,932       $50,125

Current ratio                           1.94           1.90          1.87           1.78         1.25          1.83

Long term debt                             -              -             -              -            -             -
------------------------------ -------------- -------------- ------------- -------------- ------------ -------------

UNAUDITED PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA OF NEW AMERICAN EAGLE (dollars in thousands, except share and per share amounts)


                                  Nine Months Ended            Year Ended
                                    October 31,                January 31,
                                        1998                      1998
                                        ----                      ----
                                    (Unaudited)

Net sales                             $374,493                 $405,713

Operating income (loss)                $46,308                  $29,920

Net income (loss)                      $29,229                  $18,337

Basic earnings (loss) per                $1.30                    $0.83
share (1)

Diluted earnings (loss) per              $1.22                    $0.80
share (1)

Basic weighted average                  24,000                   22,816
shares outstanding:

Diluted weighted average                23,920                   22,836
shares outstanding:

Total assets                          $195,749                    N/A

Working capital                        $68,141                    N/A

Stockholders' equity                  $124,100                    N/A

Current ratio                             1.95                    N/A

Long term debt                             -                      -


THE REORGANIZATION

HOW IT WILL WORK

     The Reorganization will proceed as follows:

- Step 1: We will spin off all of our assets, primarily a portfolio of receivables and notes held for investment, and liabilities to Natco LLC except for our ownership of American Eagle stock. Then all of the membership interests in Natco LLC will be distributed to our Schottenstein family stockholders. We will declare a stock split so that our Schottenstein family stockholders will own 6,991,174 shares of our common stock, which is the same number of American Eagle shares that we own. Immediately prior to the reorganization, we will have no material liabilities and our only asset will be our American Eagle common stock.

- Step 2: Our subsidiary will merge with and into American Eagle. American Eagle will be the surviving corporation and will become our wholly owned operating subsidiary. We will serve as a holding company. All of your shares of American Eagle common stock will convert into the same number of shares of New American Eagle common stock. The shares of American Eagle common stock that we now own will be cancelled, but the Schottenstein family stockholders will continue to own the same number of our shares as we own in American Eagle before the reorganization. Our total number of outstanding shares will be the same as American Eagle's prior to the reorganization.

- Step 3: Immediately following the merger, American Eagle will change its name to AE Stores Company. We will change our name to American Eagle Outfitters, Inc.

BEFORE THE REORGANIZATION:

-------------------------------------
        Schottenstein family
                                      ----------------------
                                                           |
-------------------------------------                      |
                                                           |
-------------------------------------     ----------------------------------      ----------------------------------
       Natco Industries, Inc.                   Retail Ventures, Inc.                    public shareholders
              (30.1%)                                  (20.5%)                                 (49.4%)
-------------------------------------     ----------------------------------      ----------------------------------
                    |                                      |                                     |
                    --------------------------------------- -------------------------------------
                                                           |
                                      -------------------------------------------
                                             American Eagle Outfitters, Inc.
                                                   (Operating Company)
                                      -------------------------------------------

AFTER THE REORGANIZATION:

-------------------------------------     ----------------------------------      ----------------------------------
        Schottenstein family                    Retail Ventures, Inc.                    public shareholders
              (30.1%)                                  (20.5%)                                 (49.4%)

-------------------------------------     ----------------------------------      ----------------------------------
                    |                                      |                                     |
                    --------------------------------------- -------------------------------------
                                                           |
                                 ------------------------------------------------
                                               Natco/New American Eagle
                                                  (Holding Company)
                                 ------------------------------------------------
                                                           |
                                 ------------------------------------------------
                                                 AE Stores Company
                                               (Operating Company)
                                 ------------------------------------------------




BACKGROUND OF THE REORGANIZATION

     On October 9, 1997, at a special meeting of the Board of Directors of American Eagle, Jay L. Schottenstein, Chairman of American Eagle, suggested a proposed combination of American Eagle with us. He indicated that such combination would eliminate potential conflicts of interest between us and the other stockholders of American Eagle. The conflicts of interest result from our status as a corporation subject to taxation under Subchapter C of the Internal Revenue Code. This status prevents us from receiving the full benefit of capital gains preferential rates treatment on any sale of our American Eagle stock. This status also entitles us to the benefit of a dividend received deduction in the amount of 80% of any dividend paid by American Eagle. Mr. Schottenstein acknowledged that payment of dividends would be in conflict with the reinvestment of earnings and growth strategy historically pursued by American Eagle. In response, the board formed a special committee consisting of Gilbert
W. Harrison, George Kolber and John L. Marakas.

     On October 10, 1997, the committee met and hired Weil, Gotshal & Manges LLP, as independent counsel. Thereafter, management of American Eagle determined that it would be in the best interest of American Eagle to have the committee considering the proposed combination consist entirely of outside directors.

     On November 20, 1997, at a special meeting the Board of Directors, the size of the Board was expanded from eight directors to twelve and Ari Deshe, Jon P. Diamond, Michael G. Jesselson and Gerald E. Wedren were elected to the Board. The Board then appointed Messrs. Jesselson, Marakas and Wedren as a reconstituted special committee to consider, and to negotiate on behalf of American Eagle, the terms of the proposed combination. At a meeting on November 21, 1997, the new special committee retained Benesch, Friedlander, Coplan & Aronoff, as its independent counsel.

     In February, 1998, our and American Eagle's management determined to structure the combination in the form of the reorganization. We had considered the possibility of either merging American Eagle into ourselves or merging ourselves into American Eagle. These and other possible structures were rejected for tax, regulatory and other reasons as well as because the alternatives did not provide the benefits of a holding company structure. We then hired Skadden, Arps, Slate, Meagher & Flom LLP as special tax counsel to obtain from the Internal Revenue Service the private letter rulings on the reorganization.

     On June 19, 1998, the special committee met with its independent counsel to review the proposed terms of the merger agreement and the indemnification agreement. Thereafter, the committee and its counsel began negotiating the terms of the merger agreement and indemnification agreement with our representatives. The committee had several telephonic meetings with its independent counsel to consider a number of revised proposals, including meetings on June 29, July 23, and August 4, 1998. At the request of the committee, the merger agreement was revised to:

- add a representation by us relating to the absence of environmental liabilities;

- add a condition that there be no material adverse change in the private letter rulings;

- add the condition that the SEC not object to our accounting for the reorganization on a historical cost basis;

- extend the survival of the representations and warranties from two years to the earlier of four years or the expiration of the applicable statute of limitations and ten years in the case of the environmental liabilities representation; and

- require that we pay all costs associated with the reorganization to the extent permitted without affecting the tax free status of the reorganization.

The indemnification agreement was revised to:

- eliminate any benefit to our stockholders in the event of our willful breach of the merger agreement;

- extend indemnification from two years to the earlier of four years or the applicable statute of limitations and ten years for environmental matters;

- increase the net worth maintenance requirement for Natco LLC from $5 million to $10 million; and

- require our stockholders to return after tax distributions if needed by Natco LLC to meet its indemnification obligations.

     On August 11, 1998, the special committee met with its independent counsel and determined that the terms of the merger agreement and the indemnification agreement were fair to American Eagle and in the best interests of American Eagle and its unaffiliated stockholders. The special committee unanimously determined to recommend approval of the merger agreement and the indemnification agreement to the American Eagle Board.

     On August 14, 1998, at a special meeting of the American Eagle Board, based on the recommendation of the special committee, the Board approved the reorganization and authorized the execution of the merger agreement and indemnification agreement and recommended that the stockholders of American Eagle approve the reorganization. All directors voted in favor of the reorganization, with Jay L. Schottenstein, Saul Schottenstein, Ari Deshe and Jon
P. Diamond abstaining from the vote.

     On September 17, 1998, the board approved a proposal to change American Eagle's state of incorporation from Ohio to Delaware. The reincorporation was undertaken to allow American Eagle to benefit from Delaware's comprehensive, modern and flexible corporation law. It was also undertaken to facilitate the reorganization by eliminating dissenting stockholder appraisal rights in the reorganization. The American Eagle stockholders approved the reorganization at a meeting held on October 22, 1998. American Eagle changed its state of incorporation on November 2, 1998.

     On November 19, 1998, the special committee met with their counsel and reaffirmed their approval of the merger agreement and the reorganization.

AMERICAN EAGLE'S REASONS FOR THE MERGER; RECOMMENDATION OF AMERICAN EAGLES'S BOARD OF DIRECTORS

     At a meeting on August 14, 1998, the American Eagle Board of Directors determined that the merger is advisable and fair to and in the best interests of American Eagle and its unaffiliated stockholders. The Board approved the reorganization and recommended that the stockholders of American Eagle vote in favor of the reorganization. In reaching these conclusions, the American Eagle Board, with the assistance of management, the special committee and its independent legal advisors, considered the following factors in favor of the reorganization:

-     the unanimous recommendation of the special committee

- the benefits to American Eagle of eliminating potential conflicts of interest as to the financial objectives of American Eagle relating to the payment of dividends instead of reinvesting earnings

- the benefits to American Eagle of the holding company structure arising from the reorganization and the resulting flexibility to implement any future plans with respect to the corporate organization and operating structure of New American Eagle

- the reduction in the concentration of ownership of New American Eagle providing the opportunity to increase liquidity in the market for New American Eagle's common stock and enhancing its long term ability to raise capital.

The special committee and the American Eagle Board also considered the expenses to American Eagle and the risks associated with Natco LLC's ability to meet its obligations under the indemnification agreement as factors detracting from the fairness determination. The special committee and the American Eagle Board determined that the benefits outweighed the costs in reaching their conclusion that the reorganization is fair. The above factors include all material factors considered, but is not intended to be exhaustive. Neither the special committee nor the Board found it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determination. In addition, individual members of the American Eagle Board may have given different weight to different factors. Jay L. Schottenstein, Saul Schottenstein, Ari Deshe and Jon P. Diamond, whose families are our stockholders, abstained from voting on the reorganization.

     For these reasons, the American Eagle Board of Directors recommends that the stockholders of American Eagle vote FOR the proposal to approve the merger agreement and the related transactions in the reorganization.

NATCO'S REASONS FOR THE MERGER; RECOMMENDATION OF NATCO'S BOARD OF DIRECTORS

     In an action by written consent effective on November 25, 1998, our Board of Directors unanimously approved the reorganization and the merger agreement and recommended that all of our stockholders vote in favor of the reorganization. In approving the reorganization, our Board considered:

- the benefits to our stockholders of eliminating any potential conflict of interest with respect to the financial objectives of American Eagle as they relate to the payment of dividends instead of reinvesting earnings; and

- the efficiencies and cost savings to our stockholders resulting from no longer being required to maintain us as a separate corporate entity.

THE MERGER AGREEMENT

     The following is a summary of the material provisions of the merger agreement, a copy of which is attached as Appendix A to this prospectus/proxy statement. We urge you to read the merger agreement carefully.

     The merger agreement provides that following the approval of the merger by our stockholders and American Eagle, and the satisfaction or waiver of the other conditions to the merger, Thorn Hill Acquisition Corp., a Delaware corporation and our wholly owned subsidiary, will be merged with and into American Eagle, with American Eagle continuing as the surviving corporation. Further, we will change our name to "American Eagle Outfitters, Inc."

     Upon the satisfaction or waiver of all conditions to the merger, the merger will become effective upon the filing of a certificate of merger by Thorn Hill and American Eagle with the Delaware Secretary of State in accordance with the Delaware law. The effective time of the merger is expected to occur on or about March 15, 1999.

     In the merger, each outstanding share of American Eagle common stock, except American Eagle stock that we own, will be automatically converted into one fully paid and nonassessable share of New American Eagle common stock. The American Eagle stock that we own will be cancelled. All of our outstanding shares will remain outstanding as shares of New American Eagle, and the Thorn Hill common stock held by us will be converted into all the outstanding common stock of American Eagle.

INDEMNIFICATION AGREEMENT

     Under the indemnification agreement, Natco LLC will indemnify each of American Eagle, New American Eagle and their officers, directors, employees and agents against any claims arising from:

- our liabilities or obligations existing immediately prior to the merger or resulting from events or occurrences in existence prior to the merger

- any breach or inaccuracy of any representation or warranty made by us, Thorn Hill or Natco LLC in the merger agreement; or

- any breach or failure by us, Thorn Hill or Natco LLC to perform any of their respective obligations under the merger agreement.

The indemnity only applies to losses that exceed the actual cash value of any benefit received after the reorganization by American Eagle or New American Eagle relating to any of our tax credits or the net operating loss carryover immediately prior to the reorganization, and any other tax benefits, but only if and to the extent such losses do not result from a willful breach of a representation, warranty or covenant in the merger agreement by us, Thorn Hill or Natco LLC. Natco LLC will not indemnify New American Eagle for claims resulting from the merger, including any claim as to whether or not the merger is a tax-free transaction or the amount and value to New American Eagle of our net operating loss carry-forward. The indemnification obligation of Natco LLC will extend for any claims made within the earlier of four years from the effective time of the merger or expiration of the applicable statute of limitations, except for:

- claims relating to tax matters, which can be asserted by American Eagle or New American Eagle through the applicable federal income tax statute of limitations, or

- claims relating to environmental matters, which can be asserted until the earlier of the tenth anniversary of the effective time or expiration of the applicable statute of limitations.

The members of Natco LLC will agree, severally and not jointly, to refrain from taking any distribution that would result in the net worth of Natco LLC to be less than $10,000,000, computed in accordance with generally accepted accounting principles, as applied on a consistent basis at the end of each fiscal quarter for a period of four years from the effective time. The members of Natco LLC also will agree, severally and not jointly, to contribute back to Natco LLC the net value, after giving effect to the income taxes payable thereon, of any distributions received from Natco LLC, other than distributions to pay tax generated by Natco LLC or taxes payable by the members as a result of the initial receipt of their membership interests in Natco LLC, if necessary to enable Natco LLC, to meet its obligations under the indemnification agreement.

EXCHANGE OF CERTIFICATES

       The American Eagle common stock held by stockholders of American Eagle, other than by us, will be converted into New American Eagle common stock upon consummation of the merger. Therefore, stockholders of American Eagle will be entitled to exchange their old certificates of American Eagle common stock for new stock certificates representing

New American Eagle common stock as a result of the merger.

     National City Bank will deliver to the stockholders of record of American Eagle a letter of transmittal and instructions for its use in effecting the surrender of certificates representing shares of American Eagle common stock in exchange for certificates representing the identical number of shares of New American Eagle common stock.

     Upon surrender of a certificate to National City Bank, together with a duly executed letter of transmittal and any other required documents, the stockholders of American Eagle will be entitled to receive, in exchange therefor, a certificate representing the identical number of shares of New American Eagle common stock.

     If a certificate representing shares of American Eagle common stock has been lost, stolen or destroyed, the stockholder will be required to submit an affidavit describing the lost, stolen or destroyed certificate, the number of shares evidenced thereby and affirming the status of that certificate in lieu of surrendering such certificate to National City Bank, which shall deem such certificate canceled; provided that New American Eagle may require the holder of such certificate to provide New American Eagle with a bond in such amount as New American Eagle may direct as a condition to issuing a new stock certificate.

     If any certificate representing New American Eagle common stock is to be issued in a name other than that in which the certificate previously representing American Eagle common stock which is surrendered in exchange therefor is registered, the certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the person requesting such exchange must pay to American Eagle, in advance, any transfer or other taxes due by reason of the issuance of a certificate representing shares of New American Eagle common stock or the making of a cash payment in any name other than that of the registered holder of the certificate surrendered or must establish to the satisfaction of New American Eagle that such tax has been paid or is not payable.

     American Eagle stockholders should not submit any stock certificates now but rather should only submit stock certificates upon receipt of, and together with, the letter of transmittal and instructions enclosed therewith.

NASDAQ LISTING

     The shares of New American Eagle common stock to be issued in the reorganization will be substituted for the American Eagle common stock currently listed on the Nasdaq National Market under the symbol "AEOS." The shares of New American Eagle common stock will trade on the Nasdaq National Market without any interruption resulting from the reorganization.

NO DISSENTERS' RIGHTS

     Dissenters' rights are not available to stockholders of American Eagle in connection with the merger.

ACCOUNTING TREATMENT

     American Eagle's assets and liabilites will be recorded at their historical amounts in the financial statements of New Amreican Eagle. Purchase accounting is not required because the reorganization will be accounted for as an acquisition of minority interest without a substantial change in net assets, operations, or ownership.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following are the material U.S. federal income tax consequences of the merger to holders of American Eagle common stock who exchange such stock for New American Eagle common stock under the merger. The following discussion addresses only such stockholders who hold their American Eagle common stock as a capital asset and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules (including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold such shares as a hedge against currency risk, or a constructive sale or conversion transaction, or holders who acquired their shares through the exercise of employee stock options or otherwise as compensation). The following summary is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code, laws, regulations, rulings and decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local, and other foreign laws are not addressed herein. Holders of American Eagle common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws in their particular circumstances.

     We and American Eagle have received private letter rulings from the Internal Revenue Service, based upon representations and information submitted to the Internal Revenue Service, holding, among other things, that the merger will be a reorganization under Section 368(a) of the Internal Revenue Code. Based on these rulings, in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to us and American Eagle, subject to the qualifications set forth above and contained herein, for U.S. federal income tax purposes:

- no gain or loss will be recognized by American Eagle as a result of the merger;

- no gain or loss will be recognized by holders of American Eagle common stock on their exchange of American Eagle common stock solely for New American Eagle common stock in the merger;

- the basis of the New American Eagle common stock received by each such holder of American Eagle common stock in the merger will be the same as the basis of the American Eagle common stock surrendered in exchange therefor; and

- the holding period of the New American Eagle common stock received by each such holder of American Eagle common stock in the merger will include the period during which that stockholder held the American Eagle common stock surrendered in exchange therefor, provided such American Eagle common stock is held as a capital asset on the date of the merger.

                             NATCO INDUSTRIES, INC.

GENERAL

     We are a holding company owned by members of the Schottenstein family. Our principal asset is 6,991,174 shares of American Eagle common stock, representing approximately 30.1% of the outstanding shares of American Eagle. Our only other material assets consist of a portfolio of receivables and notes held for investment. We have no employees and rely on management services provided by companies owned by the Schottenstein family.

HISTORICAL BACKGROUND AND BUSINESS

     The first American Eagle store was opened in 1977 by Retail Ventures. In 1985, the stockholders of Retail Ventures acquired us. We had operated a chain of mall-based specialty retail stores, which were converted after the acquisition to American Eagle stores. Thereafter, until 1994, American Eagle stores were operated as one business by two corporations, Retail Ventures and us. In 1994, in connection with the initial public offering by American Eagle, the American Eagle business was transferred to American Eagle in exchange for the issuance of American Eagle stock to Retail Ventures and us. Thereafter, we continued to own our American Eagle stock and to conduct a business of investing in receivables and notes for collection.

NATCO LLC SPIN OFF

     Prior to the merger, we will transfer all of our assets and liabilities, other than our American Eagle common stock, to Natco LLC, our wholly owned subsidiary. Thereafter, all of the membership interests in Natco LLC will be distributed to the Schottenstein family in redemption of a portion of their shares of our common stock. We will declare a stock split so that after the redemption and prior to the effective time, our stockholders will own 6,991,174 shares of our common stock, which will represent approximately 30.1% of the total ownership of New American Eagle at the effective time. Immediately prior to the effective time, we are expected to have no liabilities and our only asset will be its American Eagle stock.

NATCO DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding each of our current executive officers and directors. As a condition of the merger, we are required to elect the same officers and directors as American Eagle.

         NAME            AGE            POSITION
Jay L. Schottenstein      44     Chairman of Board
                                  and President
Thomas R. Ketteler        55     Treasurer, Director
Ari Deshe                 47     Director
Jon P. Diamond            40     Director
Irwin A. Bain             45     Secretary

     Jay L. Schottenstein has served as our President since 1985 and as Chairman since 1991. Mr. Schottenstein has served as Chairman and Chief Executive Officer of American Eagle and its predecessors since March 1992 and prior to that time he served as a Vice President and Director of American Eagle's predecessors since 1980. He has also served since March 1992 as Chairman and Chief Executive Officer of Schottenstein Stores Corporation, a privately-held company with interests in retailing, real estate and manufacturing. He has also served as Chairman since March 1992 of Value City Department Stores, Inc., a publicly-held company which is subject to the reporting requirements of Section 13 of the Securities Exchange Act, which operates a chain of off-price department stores and is 56.3% owned by Schottenstein Stores Corporation, with the remaining shares publicly-held and traded on the New York Stock Exchange. Mr. Schottenstein has served as a director of Schottenstein Stores Corporation since 1982. He has also served as an officer and director of various other corporations owned or controlled by members of the Schottenstein family since 1976. Jay L. Schottenstein is the nephew of Saul Schottenstein.

     Thomas R. Ketteler has served as our Vice President-Finance, Treasurer and a Director since 1985. Mr. Ketteler has been a director of American Eagle since January 1994. Mr. Ketteler has served Schottenstein Stores Corporation as Chief Operating Officer since April 1995, as a director since 1985 and Vice President of Finance since 1981. Prior to that time, he was a partner in the firm of Alexander Grant and Company, Certified Public Accountants. Mr. Ketteler is an officer and director of various other corporations owned or controlled by the Schottenstein family. Since May 1997, Mr. Ketteler has also served as a director of the Crowley Milner & Co., a publicly-held company which is subject to the reporting requirements of Section 13 of the Exchange Act.

     Ari Deshe has served as one of our directors since November 1998. Mr. Deshe has been a director of American Eagle since November 1997. Since 1996, Mr. Deshe has served as Chairman and Chief Executive Officer of Safe Auto Insurance Company, a property and casualty insurance company, and he served as President and Chief Executive Officer from 1993 to 1996. Prior to that, Mr. Deshe served as President of Safe Auto Insurance Agency from 1992 to 1993 and President of Employee Benefit Systems, Inc. from 1982 to 1992. He also serves on the Board of Directors of Value City Department Stores, Inc.

     Jon P. Diamond has served as one of our directors since November 1998. Mr. Diamond has been a director of American Eagle since November 1997. Since 1996, Mr. Diamond has served as President and Chief Operating Officer of Safe Auto Insurance Company, a property and casualty insurance company, and he served as Executive Vice President and Chief Operating Officer from 1993 to 1996. Mr. Diamond served as Vice President of Schottenstein Stores Corporation from March 1987 to March 1993 and served in various management positions of Schottenstein Stores Corporation since 1983. He also serves on the Board of Directors of Value City Department Stores, Inc..

     Irwin A. Bain has served as our General Counsel and Secretary since October 1991. Mr. Bain has served as General Counsel and Secretary of Schottenstein Stores Corporation since June 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
-------

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this prospectus.

     Prior to the proposed reorganization, our principal assets were 6,991,174 shares of American Eagle common stock, representing 30.1% of the outstanding shares, and a portfolio of receivables and notes held for investment. We have no employees and rely on management services from an affiliated company to service and collect our portfolio of receivables and notes. As part of the proposed reorganization, all of our assets and liabilities except for our ownership of American Eagle stock will be distributed to the Schottenstein family stockholders. The portfolio of receivables and notes have been separately managed and financed and will continue to be operated and financed separately from our ownership of American Eagle in the future. Because these businesses are dissimilar and there are no shared facilities, management or costs, our financial statements have been retroactively restated to reflect the reorganization of the business. As a result, our financial statements reflect no revenues, expenses, taxes or activity other than the equity in earnings associated with our investment in American Eagle and the related tax effect. The efficiencies and cost savings resulting from no longer being required to maintain us as a separate corporate entity will be realized principally in the operation of the receivable business distributed to the Schottenstein family stockholders and are not reflected in our financial statements presented.

Results of Operations
---------------------

     Equity in earnings (losses) of Associated Company. Our equity in the earnings (losses) of American Eagle is the most significant element in our net income. Such amounts, which are recorded based upon American Eagle's quarter end or year end closest to our financial statement presented, fluctuate significantly from period to period based upon

American Eagle's reported earnings and our ownership of American Eagle. Our ownership in American Eagle is affected by any sales or purchases of American Eagle stock by us and stock issuances and reacquisitions by American Eagle. Although we have not purchased or sold any American Eagle stock since American Eagle's initial public offering in 1994, our ownership of American Eagle has decreased from approximately 31.5% as of January 1, 1995 to 30.6% as of October 31, 1998. Our equity in the earnings (losses) of American Eagle are also affected by other changes in the stockholders' equity of American Eagle. Such amounts are not considered significant by management and our equity in the earnings (losses) of American Eagle have been increased or decreased by those amounts in the year they occur. Our investment in American Eagle increased by $2,273,000 for the year ended December 31, 1996, $5,995,000 for the year ended December 31, 1997 and $9,620,000 for the ten months ended October 31, 1998 due to the recognition of our equity in the earnings of American Eagle.

Financial Condition
-------------------

     Our stockholders' equity at October 31, 1998 was approximately $24 million, compared to $18.2 million at December 31, 1997, $14.7 million at December 31, 1996 and $13.4 million at December 31, 1995. Our financial condition is dependent upon the results of American Eagle's operations.




                SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND
                        MANAGEMENT OF NEW AMERICAN EAGLE



OWNERSHIP OF COMMON STOCK

     The following tables set forth information with regard to the beneficial ownership of American Eagle's common stock on December 31, 1998, and the beneficial ownership of New American Eagle common stock at such date on a pro forma basis following the merger, by:

- each person known by American Eagle and us who will own beneficially more than 5% of the outstanding shares of New American Eagle's common stock

-    each of New American Eagle's directors

- the executive officers of New American Eagle named in the summary compensation table included in the Proxy Statement of American Eagle, dated May 1, 1998 and incorporated herein by reference

-    all directors and executive officers of New American Eagle as a group.

     All share amounts and per share data included in these tables and throughout this proxy statement have been restated to reflect the January 1998 stock split and the May 1998 stock split. In the first table, the percent of shares each stockholder owns is based upon: (1) the 23,299,615 shares assumed to be outstanding immediately following the merger; and (2) the number of shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of stock options exercisable within 60 days of December 31, 1998.

     Jay L. Schottenstein serves as Chairman and Chief Executive Officer of Retail Ventures, and is the beneficial owner of 69.9% of that company's outstanding voting securities. Therefore, he may be deemed to be the beneficial owner of the 4,775,375 shares of American Eagle common stock held by Retail Ventures. Geraldine Schottenstein, who is the mother of Jay L. Schottenstein, Ann Schottenstein Deshe and Susan Schottenstein Diamond, is the beneficial owner of 76.8% of our outstanding securities. Therefore, she may be deemed to be the beneficial owner of the shares of American Eagle common stock that we hold. Saul Schottenstein is a director of Retail Ventures and the uncle of Jay L. Schottenstein, Ann Schottenstein Deshe and Susan Schottenstein Diamond.




Stockholder                              Shares Owned at December 31, 1998            Shares Owned after Merger (1)
-----------                              ---------------------------------            -----------------------------
                                               Number              Percent                  Number      Percent
                                               ------              -------                  ------      -------
Natco Industries, Inc.                             6,991,174               30.1%               ---                *
Retail Ventures, Inc.                              4,775,375               20.5%         4,775,375            20.5%
Jay L. Schottenstein                               4,923,659               21.1%         7,747,816            33.2%
Geraldine Schottenstein                            6,991,174               30.1%         5,371,437            23.0%
Saul Schottenstein                                    22,500                   *           160,939                *
George Kolber                                        123,439                   *           123,439                *
Ari Deshe                                              5,250                   *         2,690,968            11.5%
Jon P. Diamond                                         5,813                   *         1,348,671             5.8%
Martin P. Doolan                                      21,375                   *            21,375                *
Gilbert W. Harrison                                    6,975                   *             6,975                *
Michael G. Jesselson                                   6,750                   *             6,750                *
Thomas R. Ketteler                                    12,965                   *            12,965                *
John L. Marakas                                       19,125                   *            19,125                *
David W. Thompson                                     41,400                   *            41,400                *
Gerald E. Wedren                                       2,250                   *             2,250                *
Joseph E. Kerin                                       12,560                   *            12,560                *
Roger S. Markfield                                   289,653                1.2%           289,653             1.2%
Laura A. Weil                                         28,775                   *            28,775                *
All directors and executive officers               5,525,638               23.7%        12,516,811            50.2%


* Represents less than 1% of the outstanding common stock.

     Some of the stockholders listed above hold a portion of their shares: (1) subject to exercisable options; or (2) subject to shared voting and investment power with another person. The table below illustrates the number of shares, if any, that each such stockholder holds subject to these conditions.




----------------------------- ------------------------- ------------------------------------------------------------
Stockholder                   Shares held subject to    Shares to which stockholder shares investment and voting
-----------                   -----------------------   --------------------------------------------------------
                              exercisable options       power
                              -------------------       -----
----------------------------- ------------------------- ------------------------------------------------------------
Natco Industries, Inc.        None                      None
----------------------------- ------------------------- ------------------------------------------------------------
Retail Ventures, Inc.         None                      None
----------------------------- ------------------------- ------------------------------------------------------------
Jay L. Schottenstein          148,250                   None
----------------------------- ------------------------- ------------------------------------------------------------
Geraldine Schottenstein       None                      4,028,578 shares held in trust for family members to which
                                                        Ms. Schottenstein is Trustee or Trust Advisor
----------------------------- ------------------------- ------------------------------------------------------------
George Kolber                 22,500                    None
----------------------------- ------------------------- ------------------------------------------------------------
Ari Deshe                     5,250                     2,690,968 shares held in trust for family members to which
                                                        Ann Deshe is Trustee or Trust Advisor
----------------------------- ------------------------- ------------------------------------------------------------
Jon Diamond                   5,250                     1,343,421 shares held in trust for family members to which
                                                        Susan Diamond is Trustee or Trust Advisor
----------------------------- ------------------------- ------------------------------------------------------------
Martin P. Doolan              21,375                    None
----------------------------- ------------------------- ------------------------------------------------------------
Gilbert W. Harrison           6,750                     None
----------------------------- ------------------------- ------------------------------------------------------------
Michael G. Jesselson          2,250                     None
----------------------------- ------------------------- ------------------------------------------------------------
Thomas R. Ketteler            7,340                     None
----------------------------- ------------------------- ------------------------------------------------------------
John L. Marakas               12,375                    None
----------------------------- ------------------------- ------------------------------------------------------------
David W. Thompson             24,750                    None
----------------------------- ------------------------- ------------------------------------------------------------
Gerald E. Wedren              2,250                     None
----------------------------- ------------------------- ------------------------------------------------------------
Joseph E. Kerin               3,600                     None
----------------------------- ------------------------- ------------------------------------------------------------
Roger S. Markfield            10,500                    None
----------------------------- ------------------------- ------------------------------------------------------------
Laura A. Weil                 15,650                    None
----------------------------- ------------------------- ------------------------------------------------------------

                     OWNERSHIP OF RETAIL VENTURES AND NATCO

     The following table shows the shares of Retail Ventures and our common stock owned beneficially by each person owning more than 5% of the shares, each director or executive officer owning any shares, and by all directors and executive officers of American Eagle as a group, as of November 30, 1998. Except for Saul Schottenstein, for each stockholder listed below, all shares beneficially owned are shares: (1) held in trust for family members as to which that stockholder is either Trustee or Trust Advisor; and (2) over which the stockholder has sole and/or shared voting and investment power. Saul Schottenstein owns all of his Natco shares and five shares of Retail Ventures directly, and holds the rest of his Retail Venture shares as Trustee of trusts for various family members.

                                                    Shares of Retail                 Shares of Natco
                                                    Ventures Common    Percent of         Common       Percent of
                                                          Stock           Class           Stock           Class
                                                          -----           -----           -----           -----
Stockholder
-----------
Jay L. Schottenstein                                      349.5            69.9%          7,372.3          40.4%
Saul Schottenstein                                         51.0            10.2%            361.4           2.0%
Geraldine Schottenstein                                   153.0            30.6%         14,383.2          78.8%
Ann Schottenstein Deshe                                    97.0            19.4%          7,010.9          38.4%
Susan Schottenstein Diamond                                48.5             9.7%          3,505.5          19.2%
All directors and executive officers as a group           354.5            70.9%          7,733.7          42.4%

                         DESCRIPTION OF NATCO SECURITIES

     General. Our authorized capital stock consists of 125,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of the date of this prospectus/proxy statement, none of our preferred stock is issued and outstanding and 18,250 shares of common stock is issued and outstanding. Immediately prior to the effective time, we will have 6,991,174 shares outstanding.

     Common stock/stockholders' rights. Holders of our common stock are entitled to:

- Dividends, if our Board of Directors legally declares them; however, if we have shares of preferred stock outstanding, no dividends or other distributions, other than dividends payable in common stock, may be made with respect to the common stock unless full cumulative dividends on the shares of preferred stock have been paid. This includes redemptions and purchases.

- One vote per share for the election of directors and on all other matters. Our issued and outstanding shares of common stock are fully paid and non-assessable.

- If we undergo a voluntary or involuntary dissolution, liquidation, or winding up, a pro rata share of all of our remaining assets available for distribution, after we fully satisfy the prior rights of (1) creditors, including holders of our indebtedness; and (2) holders of our preferred stock.

Holders of our common stock are not entitled to:

-    preemptive rights

-    conversion or redemption rights

-    cumulative voting rights in the election of directors

     Our Board of Directors is divided into three classes (Class I, II, and III). Directors are elected to hold office for a three-year term. A plurality vote is required to elect the directors, while in all other matters, the vote required to take action is an affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote where a quorum is present.

     Preferred Stock. Our Board of Directors may issue shares of preferred stock in one or more series and, from time to time as permitted by law, fix or change the designations, number of shares, dividends, redemption rights, sinking fund requirements, liquidation prices, conversion rights, and other rights, qualifications, limitations or restrictions.

                   STOCKHOLDER RIGHTS AFTER THE REORGANIZATION

     After the reorganization is completed, there will be no material differences between the rights of American Eagle stockholders and the rights of New American Eagle stockholders, except for the following differences in New American Eagle's Certificate of Incorporation: (1) the authorized number of shares; (2) the classification of the Board of Directors; and (3) the election to be governed by Section 203 of the Delaware General Corporate Law.
These changes are illustrated in the table below.



------------------------------------------------ ----------------------------- -------------------------------------
                CHARACTERISTIC                          AMERICAN EAGLE                  NEW AMERICAN EAGLE
------------------------------------------------ ----------------------------- -------------------------------------
1)  Authorized number of shares                  1)  30,000,000 shares of      1)  125,000,000 shares of common
                                                 common stock                  stock, and 5,000,000 shares of
                                                                               preferred  stock
------------------------------------------------ ----------------------------- -------------------------------------
2) Classified board of directors with            2) No classified board of     2) Classified board of directors;
staggered terms                                  directors; directors          three classes (I, II, and II);
                                                 elected for one year term     directors elected for terms of
                                                                               three years
------------------------------------------------ ----------------------------- -------------------------------------


3)  Election to be governed by sec. 203 of the   3)  Governed by sec. 203.     3)  Not governed by sec. 203.
Delaware General Corporate Law. This section
prohibits a business combination with any
interested stockholder for three years after
such stockholder became "interested," unless
the corporation satisfies the conditions of
sec. 203. A corporation may choose whether
to be governed by this provision.


------------------------------------------------ ----------------------------- -------------------------------------


                                     EXPERTS

     Our financial statements as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995 included in this prospectus/proxy statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of American Eagle Outfitters, Inc. as of January 31, 1998, February 1, 1997, and February 3, 1996, and for the fiscal years ended January 31, 1998, February 1, 1997, the six month period ended February 3, 1996, and the fiscal year ended July 29, 1995, incorporated by reference in this prospectus/proxy statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited consolidated interim financial information of American Eagle for the quarters ended May 2, 1998, August 1, 1998, and October 31, 1998, incorporated by reference in this prospectus/proxy statement, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in American Eagle's Quarterly Reports on Form 10-Q for the quarters ended May 2, 1998, August 1, 1998, and October 31, 1998, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                                  LEGAL MATTERS

     The validity of New American Eagle common stock to be issued to the stockholders of American Eagle under the merger and other legal matters in connection with the merger will be passed upon for us by Porter, Wright, Morris & Arthur, Columbus, Ohio. U.S. federal income tax matters relating to the merger will be passed upon for us and American Eagle by Skadden, Arps, Slate, Meagher & Flom LLP.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                             Page
FINANCIAL STATEMENTS OF NATCO

Independent Auditors' Report..............................................................................   F- 2

Balance Sheets  as of December 31, 1996 and 1997 and October 31, 1998 (unaudited) ........................   F- 3

Statements of Income (Loss) for the years ended December 31, 1995, 1996, and 1997 and
         for the ten months ended October 31, 1998 (unaudited)............................................   F-4

Statements of Changes in Stockholders' Equity for the years ended December 31, 1995, 1996, and 1997
          and for the ten months ended October 31, 1998 (unaudited) .....................................    F-5

Statements of Cash Flows for the years ended December 31, 1995, 1996, and 1997 and
         for the ten months ended October 31, 1998 (unaudited) ...........................................   F-6

Notes to Financial Statements ............................................................................   F-7


UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ..........................................   F-10

Unaudited Pro Forma Balance Sheet as of October 31, 1998 .................................................   F-11

Unaudited Pro Forma Statement of Operations for the nine months ended October 31, 1998 ...................   F-12

Unaudited Pro Forma Statement of Operations for the year ended January 31, 1998 ..........................   F-13

Notes the to Unaudited Pro Forma Condensed Consolidated Financial Statements .............................   F-14

                         Report of Independent Auditors

The Board of Directors and Stockholders
Natco Industries, Inc.

We have audited the accompanying balance sheets of Natco Industries, Inc. (Natco), as described in Note 1, as of December 31, 1996 and 1997, and the related statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Natco's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natco Industries, Inc., as described in Note 1, as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


Pittsburgh, Pennsylvania



December 4, 1998

                             Natco Industries, Inc.

                                 Balance Sheets

                  (In thousands, except per share information)



                                                      DECEMBER 31,    OCTOBER 31,
                                                    1996       1997      1998
                                                  --------------------------------
                                                                      (unaudited)


ASSETS
Investment in associated company                   $22,241    $28,196    $37,816
                                                   =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deferred tax liability                             $ 7,527    $ 9,969    $13,913

STOCKHOLDERS' EQUITY
   Preferred stock, 5,000,000 shares
     authorized; no shares issued and
     outstanding
   Common stock, $.01 par value;
     25,000 shares authorized; 18,250
     shares issued and outstanding                    --         --         --
Paid-in capital                                        244        244        244
Retained earnings                                   14,470     17,983     23,659
                                                   -----------------------------

Total stockholders' equity                          14,714     18,227     23,903
                                                   -----------------------------
Total liabilities and stockholders' equity         $22,241    $28,196    $37,816
                                                   =============================




See accompanying notes and Unaudited Pro Forma Condensed Consolidated Financial Statements.

                             Natco Industries, Inc.

                           Statements of Income (Loss)


                                (In thousands)




                                                                                       Ten months
                                                                                      ended October,
                                                        YEARS ENDED DECEMBER 31,           31
                                                   1995          1996           1997       1998
                                               -------------------------------------------------------
                                                                                        (unaudited)

Equity in net income (loss) of
   associated company (American
   Eagle Outfitters, Inc.)                      $   (471)      $  2,273      $  5,955      $  9,620

Income tax expense (benefit)                        (193)           932         2,442         3,944
                                                ---------------------------------------------------
Net income (loss)                               $   (278)      $  1,341      $  3,513      $  5,676
                                                ====================================================





See accompanying notes and Unaudited Pro Forma Condensed Consolidated Financial Statements.

                             Natco Industries, Inc.

                  Statements of Changes in Stockholders' Equity

               Years Ended December 31, 1995, 1996, and 1997 and
                        Ten Months Ended October 31, 1998
                    (In thousands, except share information)


                                                                     COMMON        PAID-IN         RETAINED    TREASURY
                                                     SHARES          STOCK         CAPITAL         EARNINGS     STOCK      TOTAL
                                         ========================================================================================
Balance December 31, 1994                            18,250             $-           $489           $14,162    $(1,000)  $13,651
   Net loss                                               -              -              -              (278)        -       (278)
Retirement of treasury stock                              -              -           (245)             (755)     1,000        -
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1995                            18,250              -            244            13,129         -     13,373
   Net income                                             -              -              -             1,341         -      1,341
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1996                            18,250              -            244            14,470         -     14,714
   Net income                                             -              -              -             3,513         -      3,513
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1997                            18,250              -            244            17,983         -     18,227
   Net income (unaudited)                                 -              -              -             5,676         -      5,676
                                         ----------------------------------------------------------------------------------------
Balance October 31, 1998 (unaudited)                 18,250             $-           $244           $23,659    $    -    $23,903
                                         ========================================================================================



See accompanying notes and Unaudited Pro Forma Condensed Consolidated Financial Statements.

                             Natco Industries, Inc.

                            Statements of Cash Flows

                                 (In thousands)


                                                                                           TEN MONTHS
                                                                                             ENDED
                                                                YEARS ENDED DECEMBER 31,  OCTOBER 31,
                                                      1995         1996          1997         1998
                                                    -------------------------------------------------
                                                                                           (unaudited)
OPERATING ACTIVITIES:
Net income (loss)                                   $  (278)      $ 1,341       $ 3,513       $ 5,676
Adjustments to net income (loss) to net cash
   provided (used) by operating activities:
     increase (decrease) in deferred income
       taxes                                           (193)          932         2,442         3,944
     Equity in losses (earnings) of associated
       company                                          471        (2,273)       (5,955)       (9,620)
                                                    -------------------------------------------------
Net cash from operating activities                     --            --            --            --


Net change in cash and equivalents                     --            --            --            --
Cash and equivalents
   Beginning of year                                   --            --            --
                                                    -------------------------------------------------
   End of year                                      $  --         $  --         $  --         $  --
                                                    =================================================



See accompanying notes and Unaudited Pro Forma Condensed Consolidated Financial Statements.

                             Natco Industries, Inc.

                          Notes to Financial Statements




1. ORGANIZATION AND NATURE OF BUSINESS

The accompanying financial statements are prepared for inclusion in a registration statement relating to the merger of American Eagle Outfitters, Inc. (American Eagle) with and into a wholly owned subsidiary of Natco (Natco). Prior to the proposed reorganization, Natco will transfer all of its assets and liabilities, other than its American Eagle shares, to a newly formed limited liability company in exchange for all of the interest in the limited liability company. The principal components of these transferred assets are Natco's investment in purchased receivable and notes and mortgages receivable from affiliates. The purchased receivables are primarily unsecured consumer receivables that are purchased at a discount to their face value from various businesses located throughout the United States. A company that is affiliated through common control, services and collects the purchased receivables for Natco. Natco will distribute these limited liability company interests to Natco's shareholders in connection with the merger by American Eagle with and into a wholly-owned Natco subsidiary. These statements retroactively reflect the spin-off of the interests in the limited liability company to Natco's shareholders immediately prior to the merger with American Eagle, and therefore, all aspects of Natco's purchased receivables business have been eliminated from the accompanying financial presentation.

Prior to the merger, Natco will declare a stock split so that current shareholders will own 6,991,174 shares of Natco Common Stock.


Historical earnings per share information for Natco is not meaningful and has been omitted. On a pro forma basis earnings per share information is included in the Unaudited Pro Forma Condensed Consolidated Financial Statements included in this prospectus/ proxy statement beginning at page F-10.



These financial statements retroactively reflect the reorganization of the business as a change in the reporting entity in accordance with Staff Accounting Bulletin No. 93 and present the investment in American Eagle and related net deferred tax liabilities which will be consolidated with American Eagle.


2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FEDERAL INCOME TAXES

Natco follows the liability method for accounting for income taxes. Accordingly, a deferred tax liability/asset is recorded for all transactions that are reported in different years for financial reporting versus tax purposes. Under this liability method, the amount of deferred taxes on the balance sheet is adjusted annually for changes in tax rates or other provisions of the income tax law.

3. INVESTMENT IN ASSOCIATED COMPANY

The financial information presented for American Eagle is as of and for the 52/53 week year that ends on the Saturday nearest to January 31. Consolidated financial information for American Eagle is summarized as follows:


                                                       (In Thousands)

                                                                     NINE MONTHS
                                          FEBRUARY 1,   JANUARY 31, ENDED OCTOBER 31,
                                            1997          1998           1998
                                          --------------------------------------
                                                                     (unaudited)
Current assets                            $ 73,760       $102,473       $139,040
Long term assets                            36,678         42,322         55,959
                                          --------------------------------------
Total assets                              $110,438       $144,795       $194,999

Current liabilities                       $ 39,382       $ 53,987       $ 71,499
Stockholders' equity                      $ 71,056       $ 90,808       $123,500

Net sales                                 $326,404       $405,713       $374,493
Net income                                $  5,925       $ 19,537       $ 29,229
Net income and other changes
   in stockholders' equity                $  7,260       $ 19,752       $ 32,692

Other changes in stockholders' equity, which management considers insignificant, are the result of stock issuances and certain acquisitions subsequent to Natco's initial investment in American Eagle and have been included in equity earnings.

As of October 31, 1998, Natco owned approximately 30.6% of the common stock of American Eagle, an entity under common control of the Schottenstein family. American Eagle operates a chain of mall-based retail specialty stores. The investment in American Eagle is accounted for using the equity method of accounting.

4. INCOME TAXES

The significant items giving rise to the deferred income tax assets (liabilities), as of December 31, 1996, 1997 and October 31, 1998 are as follows (in thousands):


                                                                                     OCTOBER 31,
                                                            1996         1997           1998
                                                         ---------------------------------------
                                                                                     (unaudited)
Deferred income tax assets (liabilities):
   Equity in earnings of American Eagle                  $ (8,294)      $(10,736)      $(14,680)
   Net operating loss carryforwards and alternative
   minimum tax credits                                        767            767            767
                                                         --------------------------------------
Total deferred income tax liabilities, net               $ (7,527)      $ (9,969)      $(13,913)
                                                         ======================================

The components of income tax expense (benefit) for the years ended December 31, 1995, 1996, and 1997 and the ten months ended October 31, 1998 are as follows (in thousands):

                                                                            OCTOBER 31,
                                             1995         1996       1997       1998
                                           ---------------------------------------------
                                                                             (unaudited)
Current:

Federal                                     $ --         $ --        $ --        $ --

Deferred:
   Net increase (decrease) in deferred
     income tax liabilities
                                              (193)         932       2,442       3,944
                                            -------------------------------------------
Total income tax expense
   (benefit)                                $ (193)      $  932      $2,442      $3,944
                                            ===========================================

The difference between the U.S. federal statutory income tax rate and Natco's effective rate are:

                                                                            OCTOBER 31,
                                             1995         1996       1997       1998
                                           ---------------------------------------------
                                                                             (unaudited)

U.S. federal statutory income tax rate
                                           (35.0)%        35.0%      35.0%      35.0%
State income taxes, net of federal effect
                                            (6.0)          6.0        6.0        6.0
                                           --------------------------------------------
                                           (41.0)%        41.0%      41.0%      41.0%
                                            ===========================================

Natco has generated net operating losses (NOLs) that may be used to offset future taxable income. Each year's NOL has a maximum 15-year carryforward period. Natco's ability to fully use its NOL carryforwards is dependent upon future taxable income. As of December 31, 1997, Natco has NOL carryforwards of approximately $300,000, subject to various expiration dates beginning in 2000 and ending 2008, and alternative minimum tax credit carryforwards of approximately $650,000 available to reduce future taxes payable. The potential tax benefit of these NOL carryforwards of $300,000 using a 35% effective tax rate represents a deferred tax asset. No valuation allowance has been recorded for the realization of the asset as management expects future income to be sufficient to fully recognize the carryforwards.

5. STOCKHOLDERS' EQUITY

In October 1995, Natco retired the 18,250 shares that it held in treasury and reduced the number of authorized shares from 1,000,000 shares to 25,000 shares. This resulted in charges of $182 to common stock, $244,500 to paid-in capital, and $755,318 to retained earnings.

Unaudited Pro Forma Condensed Consolidated Financial Statements

The Unaudited Pro Forma Statements of Operations of New American Eagle for the fiscal year ended January 31, 1998 and the nine months ended October 31, 1998 (the "Pro Forma Statements of Operations"), and the Unaudited Pro Forma Balance Sheet of New American Eagle as of October 31, 1998 (the "Pro Forma Balance Sheet" and together with the Pro Forma Statement of Operations, the "Pro Forma Condensed Consolidated Financial Statements"), have been prepared to illustrate the effect of the Reorganization of Natco and the Merger of Natco and American Eagle which has been accounted for as an acquisition of minority interest without a substantial change in net assets, operations or company ownership. The Pro Forma Statements of Operations give pro forma effect to the Reorganization and the Merger as if they had occurred on February 2, 1997. The Pro Forma Balance Sheet gives effect to the Reorganization and the Merger as if they occurred on October 31, 1998. The Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the results of operations or the financial position of New American Eagle that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that New American Eagle believes to be reasonable.

The Pro Forma Condensed Consolidated Financial Statements including the notes thereto are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of American Eagle which are incorporated by reference and the historical financial statements of Natco which are included elsewhere in this Prospectus/Proxy Statement.

An estimate of the total cost of the Reorganization and the Merger has been made and charged to the Pro Forma Statement of Operations based on available information. The actual costs may differ from those included herein. Any such difference, however, is not believed to be material.

                        Unaudited Pro Forma Balance Sheet
                                October 31, 1998

                                                      American                  Pro Forma               Pro Forma
                                                       Eagle        Natco      Adjustments            Consolidated
                                                     (1)October   (1)October
                                                      31, 1998     31, 1998
Current assets:
          Cash and cash equivalents                    $44,045           -              -                 $44,045
          Merchandise inventory                         74,934           -              -                  74,934
          Accounts and note receivable, including        6,086           -              -                   6,086
              related party
          Prepaid expenses and other                     6,560           -              -                   6,560
          Deferred income taxes                          7,415           -            750     (3)           8,165
                                                -----------------------------------------------------------------
Total current assets                                  $139,040          $0           $750                $139,790
Net property, plant and equipment                       52,534           -              -                  52,534
Investment in American Eagle Outfitters, Inc.                -      37,816        (37,816)     (2)              0
Other assets                                             3,425           -              -                   3,425
                                                -----------------------------------------------------------------
Total assets                                          $194,999     $37,816       $(37,066)               $195,749
                                                -----------------------------------------------------------------
     Current liabilities:
          Accounts payable                             $35,766           -              -                 $35,766
          Accrued compensation and payroll taxes        12,918           -              -                  12,918
          Accrued rent                                  12,092           -              -                  12,092
          Accrued income and other taxes                 6,009           -              -                   6,009
           Deferred tax liability                            -      13,913        (13,913) (2),(3)              0
          Other liabilities and accrued expenses         4,714           -            150     (5)           4,864
                                                -----------------------------------------------------------------
Total current liabilities                              $71,499     $13,913       $(13,763)                 71,649
                                                -----------------------------------------------------------------
 Stockholders' equity                                 $123,500     $23,903       $(23,303)(2),(5)        $124,100
                                                -----------------------------------------------------------------
Total liabilities and stockholders' equity            $194,999     $37,816       $(37,066)               $195,749
                                                -----------------------------------------------------------------

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

                   Unaudited Pro Forma Statement of Operations

                   For the nine months ended October 31, 1998


                                                     American      Natco (1)     Pro Forma          Pro Forma
                                                    Eagle (1)       October     Adjustments         Consolidated
                                                   October 31,      31, 1998
                                                       1998
Net sales                                             $374,493                                       $374,493
Cost of sales, including certain buying,               227,793                                        227,793
occupancy and warehousing expenses
                                                ---------------------------------------------------------------
      Gross profit                                     146,700           0             0              146,700
Selling, general and administrative expenses            94,191                                         94,191
Depreciation and amortization                            6,201                                          6,201
                                                ----------------------------------------------------------------
Operating income                                        46,308           0             0               46,308
Equity in earnings of associated company                     -       9,620        (9,620)     (4)           0
Interest income, net                                     1,676                                          1,676
                                                -------------------------------------------------------------
Income before income taxes                              47,984      $9,620       $(9,620)              47,984
Provision for income taxes                              18,755       3,944        (3,944)     (4)      18,755
                                                -------------------------------------------------------------
Net income                                             $29,229      $5,676       $(5,676)             $29,229
                                                --------------------------------------------------------------
Basic income per common share                            $1.30      $ 0.81                              $1.30
                                                ---------------------------------------------------------------
Diluted income per common share                          $1.22      $ 0.81                              $1.22
                                                ---------------------------------------------------------------
Weighted average common shares outstanding              22,698       6,991                             22,580
- basic
Weighted average common shares outstanding              24,000       6,991                             24,000
- diluted


See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

                   Unaudited Pro Forma Statement of Operations

                               For the year ended
                                January 31, 1998



                                                     American    Natco(1)        Pro Forma            Pro Forma
                                                      Eagle(1)   December       Adjustments          Consolidated
                                                    January 31,  31, 1997
                                                       1998
Net sales                                             $405,713                                         $405,713
Cost of sales, including certain buying,               268,746                                          268,746
occupancy and warehousing expenses
                                                 --------------------------------------------------------------
      Gross profit                                     136,967           0             0                136,967
Selling, general and administrative expenses            98,529           0         1,200      (5)        99,729
Depreciation and amortization                            7,318                                            7,318
                                                 --------------------------------------------------------------
Operating income                                       $31,120           0        (1,200)               $29,920
Equity in earnings of associated company                     -       5,955        (5,955)     (4)             -
Interest income, net                                     1,158                                            1,158
                                                 --------------------------------------------------------------
Income before income taxes                             $32,278       5,955        (7,155)               $31,078
Provision for income taxes                              12,741       2,442        (2,442)     (4)        12,741
                                                 --------------------------------------------------------------
Net income                                             $19,537       3,513        (4,713)               $18,337
                                                ---------------------------------------------------------------
Basic income per common share                            $0.88       $0.50                                $0.83
Diluted income per common share                          $0.86       $0.50                                $0.80
Weighted average common shares outstanding              22,091       6,991                               22,091
- basic
Weighted average common shares outstanding              22,816       6,991                               22,816
- diluted



See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

1. American Eagle has adopted a fiscal year that ends on the Saturday closest to January 31st. Natco has a calendar year end. The respective year ends and interim periods have been combined for the accompanying pro forma presentation.

2. Natco reports earnings in American Eagle based upon the most recent publicly released financial information of American Eagle which generally is within one month of Natco's reporting period. Adjustment to eliminate Natco's equity investment in American Eagle and the related deferred tax liability.

3. Adjustments to reclassify deferred tax assets in the accounts of Natco from net liabilities to assets. The underlying deferred tax assets relate to the alternative minimum tax credits and net operating tax loss carryforwards of Natco as included in the financial statements of Natco included elsewhere herein.

4. Adjustment to eliminate the results of American Eagle which are recorded on an equity basis in the financial statements of Natco.

5. Adjustment to recognize costs related to the Reorganization and the Merger.

                                                                      APPENDIX A




------------------------------------------------------------------------------






                   PLAN OF REORGANIZATION AND MERGER AGREEMENT


                                      Among


                             NATCO INDUSTRIES, INC.

                          THORN HILL ACQUISITION CORP.

                         NATCO LIMITED LIABILITY COMPANY

                                       and

                         AMERICAN EAGLE OUTFITTERS, INC.





-------------------------------------------------------------------------------

                          Dated as of November 30, 1998

         This Plan of Reorganization and Merger Agreement ("Agreement") is entered into effective as of November 30, 1998, by and among NATCO INDUSTRIES, INC., a Delaware corporation ("Natco"), THORN HILL ACQUISITION CORP., a Delaware corporation and wholly owned subsidiary of Natco ("Acquisition"), AMERICAN EAGLE OUTFITTERS, INC., a Delaware corporation ("AEO"), and NATCO LIMITED LIABILITY COMPANY, a Delaware Limited Liability Company ("Natco LLC"). AEO is hereinafter sometimes referred to as the "Surviving Corporation."

         WHEREAS, Natco, Acquisition and AEO desire that Acquisition merge with and into AEO (the "Merger"), upon the terms and conditions set forth herein and in accordance with the Delaware General Corporation Law (the "Delaware Law") with the result that AEO shall continue as the surviving corporation and thereby become a wholly owned subsidiary of Natco as provided herein and the separate existence of Acquisition (except as it may be continued by operation of law) shall cease; and

         WHEREAS, the parties are effecting the Merger in order to (i) avoid potential shareholder conflicts that may arise with respect to operating and other plans of AEO, (ii) facilitate any future plans to restructure AEO, (iii) enhance AEO's long-term ability to raise debt and/or equity capital and (iv) achieve certain administrative efficiencies; and

         WHEREAS, on the date of this Agreement, Natco is authorized to issue 70,000,000 shares of common stock, par value $0.01per share ("Natco Common Stock"), and 5,000,000 shares of Preferred Stock, par value $0.01 per share ("Natco Preferred Stock), and has issued and outstanding 18,250 shares of Natco Common Stock and no shares of Natco Preferred Stock; Acquisition is authorized to issue 1,000 shares of common stock, par value $0.01 per share ("Acquisition Common Stock") and has issued and outstanding 100 shares of Acquisition Common Stock; and AEO is authorized to issue 30,000,000 shares of common stock, par value $0.01 per share ("AEO Common Stock"), of which 22,989,475 shares were outstanding as of November 30, 1998, with an additional 1,830,806 shares being subject to outstanding stock options (the "AEO Stock Options") previously granted under AEO's 1994 Stock Option Plan (the "AEO Option Plan"); and

         WHEREAS, Natco desires that, immediately prior to the Merger, (i) the membership interests (the "LLC Interests") that it holds in Natco LLC, a wholly-owned subsidiary of Natco, be distributed to the Natco Shareholders in redemption for a proportional portion of the outstanding 18,250 shares of Natco Common Stock, and (ii) each of the remaining shares of Natco Common Stock outstanding after the redemption shall be increased to a total of 6,991,174 shares as the result of a stock split, all as hereinafter provided; and

         WHEREAS, Natco, Acquisition and AEO desire that, at the Effective Time (as hereinafter defined), each of the shares of AEO Common Stock outstanding immediately prior to the Effective Time, excluding the 6,991,174 shares of AEO Common Stock owned by Natco (the "Natco AEO Shares"), shall be automatically converted into the right to receive an identical number of fully paid and nonassessable shares of Natco Common Stock, and that each of the Natco AEO Shares shall be cancelled, all as hereinafter provided; and

         WHEREAS, Natco, Acquisition and AEO desire that, at the Effective Time, each of the 100 shares of Acquisition Common Stock shall be changed and converted into an equal number of shares of AEO Common Stock; and

         WHEREAS, Natco desires, immediately after the Merger, to amend its Certificate of Incorporation to change its name to "American Eagle Outfitters, Inc."; and

         WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

         WHEREAS, the respective Boards of Directors of Natco, Acquisition and AEO have approved the Merger and the other transaction contemplated by this Agreement;

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, and in order to set forth the terms and conditions of the Merger and the mode of carrying the same into effect, the parties hereto hereby agree as follows:

                                    ARTICLE I
                           ACTIONS PRIOR TO THE MERGER

         SECTION 1.01 NATCO REDEMPTION. Immediately prior to the Effective Time, Natco shall cause the LLC Interests to be distributed to Natco shareholders in proportion to their ownership interests in Natco and in redemption a proportionate portion of the outstanding 18,250 shares of Natco Common Stock.

         SECTION 1.02 AMENDMENT OF NATCO CERTIFICATE AND STOCK SPLIT. The Directors and Shareholders of Natco, in approving this Agreement, hereby approve amendment of Article First of Natco's Certificate of Incorporation to read in its entirety as follows:

                  FIRST: The name of the Corporation shall be American Eagle Outfitters, Inc.

The officers of Natco are authorized to file a Certificate of Amendment with the Delaware Secretary of State setting forth the above amendment after the Effective Time.

         SECTION 1.03 NATCO STOCK SPLIT. The Directors of Natco hereby declare a stock dividend (stock split) payable to shareholders of record immediately prior to the Effective Time, in the amount of whole shares of Natco Common Stock equal to the number of new shares of

Natco Common Stock for each one share of Natco Common Stock outstanding immediately prior to the Effective Time necessary so that there will be outstanding 6,991,174 shares of Natco Common Stock immediately prior to the Effective Time.

                                   ARTICLE II
                                   THE MERGER

         SECTION 2.01 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, in accordance with this Agreement and Delaware Law, AEO shall be merged with and into Acquisition, the separate existence of Acquisition (except as it may be continued by operation of law) shall cease, and AEO shall continue as the Surviving Corporation under the corporate name "AE Stores Company."

         SECTION 2.02 EFFECT OF THE MERGER. Upon the effectiveness of the Merger, the Surviving Corporation shall succeed to, and assume all the rights and obligations of Acquisition in accordance with Delaware Law.

         SECTION 2.03 CONSUMMATION OF THE MERGER. As soon as practicable after the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth herein, provided that this Agreement has not been terminated previously, the parties hereto will cause the Merger to be consummated by filing with the Secretary of State of Delaware, a properly executed certificate of merger in accordance with Delaware Law (the close of business on the date of such filing or the time or date so specified in the filing as the effective date of the Merger being the "Effective Time").

         SECTION 2.04 CERTIFICATE OF INCORPORATION; BY-LAWS; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The Certificate of Incorporation of the Surviving Corporation from and after the Effective Time shall be the Certificate of Incorporation of Acquisition as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the provisions thereof and as provided by Delaware Law. The By-Laws of the Surviving Corporation from and after the Effective Time shall be the By-Laws of Acquisition as in effect immediately prior to the Effective Time, continuing until thereafter amended in accordance with the provisions thereof and the Certificate of Incorporation of the Surviving Corporation and as provided by Delaware Law. The initial directors and officers of the Surviving Corporation shall be the directors and officers, respectively, of Acquisition immediately prior to the Effective Time, in each case until their removal or until their respective successors are duly elected and qualified.

         SECTION 2.05 FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either AEO or

Acquisition, or otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either AEO or Acquisition, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such corporation, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such corporation and otherwise to carry out the purposes of this Agreement.


                                   ARTICLE III
                            CONVERSION OF SECURITIES

         SECTION 3.01 CONVERSION OF AEO COMMON STOCK. At the Effective Time, each share of Common Stock, without par value, of AEO issued and outstanding immediately prior to the Effective Time, excluding the Natco AEO Shares, shall be converted, by virtue of the Merger, into the right to receive one share of Natco Common Stock.

         SECTION 3.02 CANCELLATION OF AEO COMMON STOCK OWNED BY NATCO. At the Effective Time, by virtue of the Merger and without further action on the part of Natco, each Natco AEO Share shall be cancelled.

         SECTION 3.03 RETENTION OF NATCO COMMON STOCK. At the Effective Time, each of the 6,991,174 shares of Natco Common Stock outstanding immediately prior to the Effective Time, shall remain outstanding and unchanged by virtue of the Merger.

         SECTION 3.04 CONVERSION OF ACQUISITION COMMON STOCK. At the Effective Time, each share of common stock of Acquisition, without par value, issued and outstanding immediately prior to the Effective Time, shall remain outstanding and, by virtue of the Merger, automatically and without any action on the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation.

         SECTION 3.05 EXCHANGE OF AEO STOCK CERTIFICATES. Promptly after the Effective Time, each former AEO shareholder, other than Natco, shall receive a letter of transmittal (the "Transmittal Letter") and instructions for its use in effecting the surrender of their stock certificates previously representing AEO Common Stock in exchange for stock certificates representing their shares of Natco Common Stock. Upon delivery to National City Bank (the "Transfer Agent") of certificates for the AEO Common Stock and the Transmittal Letter completed in due form, each such shareholder will be entitled to receive a certificate representing that number of the shares of Natco Common Stock being issued pursuant to SECTION 3.01 herein.

         SECTION 3.06 CONVERSION OF AEO STOCK OPTIONS. At the Effective Time, Natco shall adopt the AEO Option Plan and each unexercised AEO Stock Option that is outstanding immediately prior to the Effective Time shall be converted automatically at the Effective Time into an option to purchase the exact same number of shares of Natco Common Stock, without any change in the option exercise price or the other terms and conditions of such options.


                                   ARTICLE IV
                                     CLOSING

         SECTION 4.01 CLOSING. The closing of the Merger (the "Closing") shall be scheduled to occur at the offices of Porter, Wright, Morris & Arthur, Columbus, Ohio, at 10:00 a.m. local time, on a date as soon as practicable after the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth herein (the "Closing Date"). The Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of the Effective Time.

                                    ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

         SECTION 5.01 REPRESENTATIONS AND WARRANTIES OF AEO. AEO represents and warrants to Natco and Natco LLC as follows:

         (a) ORGANIZATION AND QUALIFICATION. AEO is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. AEO is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the properties, assets, financial condition, operating results or business of AEO (an "AEO Material Adverse Effect").

         (b) CAPITALIZATION. The authorized capital stock of AEO consists of 30,000,000 shares of AEO Common Stock. As of the date of this Agreement, 22,989,475 shares of AEO Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, and an additional 1,830,806 shares of AEO Common Stock are reserved for issuance pursuant to outstanding AEO Stock Options.

         (c) AUTHORITY RELATIVE TO AGREEMENT. AEO has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by AEO and the consummation by it of the transactions contemplated hereby have been duly authorized by AEO's Board of Directors and no other corporate approvals or proceedings on the part of AEO are necessary to authorize this Agreement and the transactions contemplated hereby, other than approval by the AEO shareholders. This Agreement has been duly executed and delivered by AEO and constitutes the legal, valid and binding obligation of AEO, enforceable against AEO in accordance with its terms.

         (d) NON-CONTRAVENTION. The execution and delivery of this Agreement by AEO and the consummation by AEO of the transactions contemplated hereby will not
(i) violate or conflict with any provision of the Certificate of Incorporation or Code of Regulations of AEO, (ii) result in any material violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to AEO or any of its respective properties, or (iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of AEO, other than any such violation, conflict, default, loss, termination or acceleration that would not have an AEO Material Adverse Effect or materially and adversely affect the ability of AEO to consummate the transactions contemplated hereby.

         (e) CONSENTS. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by AEO in connection with the execution and delivery of this Agreement by AEO or the consummation by AEO of the transactions contemplated hereby, except for (i) any necessary filings pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC") thereunder, (ii) the filing of a certificate of merger with the Secretary of State of Delaware in accordance with the Delaware Law,
(iii) the filing of a form of notice with the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvement Act (the "HSR Act"), and (iv) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not have an AEO Material Adverse Effect or materially and adversely affect the ability of AEO to consummate the transactions contemplated hereby.

         SECTION 5.02 REPRESENTATIONS AND WARRANTIES OF NATCO, ACQUISITION AND NATCO LLC. Each of Natco, Acquisition and Natco LLC, jointly and severally, represents and warrants to AEO as follows:

         (a)      ORGANIZATION AND QUALIFICATION.

         (i) NATCO. Natco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Natco is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the financial condition, operating results or business of Natco and its subsidiaries, taken as a whole (a "Natco Material Adverse Effect").

         (ii) NATCO LLC. Natco LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Natco LLC is duly qualified as a foreign limited liability company to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the financial condition, operating results or business of Natco LLC and its subsidiaries, taken as a whole (a "Natco LLC Material Adverse Effect").

         (iii) ACQUISITION. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition was incorporated on November 25, 1998 for the purpose of effecting the Merger and has no business operations, no material properties or assets and has no liabilities or obligations.

         (b) CAPITALIZATION.

         (i) NATCO. The authorized capital stock of Natco consists of 70,000,000 shares of Natco Common Stock and 5,000,000 shares of Preferred Stock. As of the date of this Agreement, 18,250 shares of Natco Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and no shares of Natco Preferred Stock are issued or outstanding. No subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of Natco is authorized or outstanding and there is not any commitment of Natco to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets. Natco does not have any obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

         (ii) NATCO LLC. The authorized membership interests of Natco LLC are owned 100% by Natco, all of which are duly authorized, validly issued, fully paid and nonassessable. No subscription, warrant, option, convertible security, security appreciation or other right (contingent or other) to purchase or acquire any membership interest of any class of Natco LLC is authorized or outstanding and there is not any commitment of Natco LLC to issue any membership interest, warrants, options or other such rights or to distribute to holders of any class of its membership interests any evidences of indebtedness or assets. Natco LLC does not have any obligation (contingent or other) to purchase, redeem or otherwise acquire any of its membership interests or to pay any dividend or make any other distribution in respect thereof.

         (iii) ACQUISITION. The authorized capital stock of Acquisition consists of 1,000 shares of Acquisition Common Stock. As of the date of this Agreement, 100 shares of Acquisition Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable. No subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of Acquisition is authorized or outstanding and there is not any commitment of Acquisition to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets. Acquisition does not have any obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

         (c)      AUTHORITY RELATIVE TO AGREEMENTS.

         (i) NATCO. Natco has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Natco and the consummation by Natco of the transactions contemplated hereby have been duly authorized by the Board of Directors and approved by the shareholders of Natco, no other corporate approvals or proceedings on the part of Natco are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Natco and constitutes the legal, valid and binding obligation of Natco, enforceable against Natco in accordance with its terms.

         (ii) NATCO LLC. Natco LLC has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Natco LLC and the consummation by Natco LLC of the transactions contemplated hereby have been duly authorized and approved by all of the members of Natco LLC, no other corporate approvals or proceedings on the part of Natco LLC are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Natco LLC and constitutes the legal, valid and binding obligation of Natco LLC, enforceable against Natco LLC in accordance with its terms.

         (iii) ACQUISITION. Acquisition has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquisition and the consummation by Acquisition of the transactions contemplated hereby have been duly authorized by the Board of Directors and approved by the shareholders of Acquisition, no other corporate approvals or proceedings on the part of Acquisition are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquisition and constitutes the legal, valid and binding obligation of Acquisition, enforceable against Acquisition in accordance with its terms.

         (d) NON-CONTRAVENTION.

         (i) NATCO. The execution and delivery of this Agreement by Natco and the consummation by Natco of the transactions contemplated hereby will not (i) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of Natco, (ii) result in any violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Natco or any of its respective properties, or (iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of Natco, other than any such violation, conflict, default, loss, termination or acceleration that would not have a Natco Material Adverse Effect or materially and adversely affect the ability of Natco to consummate the transactions contemplated hereby.

         (ii) NATCO LLC. The execution and delivery of this Agreement by Natco LLC and the consummation by Natco LLC of the transactions contemplated hereby will not (i) violate or conflict with any provision of the Certificate of Formation or Operating Agreement of Natco LLC, (ii) result in any violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Natco LLC or any of its respective properties, or (iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of Natco LLC, other than any such violation, conflict, default, loss, termination or acceleration that would not have a Natco LLC Material Adverse Effect or materially and adversely affect the ability of Natco LLC to consummate the transactions contemplated hereby.

         (iii) ACQUISITION. The execution and delivery of this Agreement by Acquisition and the consummation by Acquisition of the transactions contemplated hereby will not (i) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of Acquisition, (ii) result in any violation of, conflict with, or default (or an event which with notice or lapse of time or both would constitute a default) or loss of a benefit under, or permit the termination of or the acceleration of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquisition or any of its respective properties, or
(iii) result in the creation or imposition of any claim in favor of any third person or entity upon the assets of Acquisition.

         (e) CONSENTS.

         (i) NATCO. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by Natco in connection with the execution and delivery of this Agreement by Natco or the consummation by Natco of the transactions contemplated hereby, except for (i) the filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the Delaware Law, (ii) the filing of a form of notice with the Federal Trade Commission under the HSR Act, and (iii) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not have a Natco Material Adverse Effect or materially and adversely affect the ability of Natco to consummate the transactions contemplated hereby.

         (ii) NATCO LLC. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by Natco LLC in connection with the execution and delivery of this Agreement by Natco LLC or the consummation by Natco LLC of the transactions contemplated hereby, except for such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would have a Natco LLC Material Adverse Effect or materially and adversely affect the ability of Natco LLC to consummate the transactions contemplated hereby or to conduct it's business after the Effective Time.

         (iii) ACQUISITION. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority is required to be made or obtained by Acquisition in connection with the execution and delivery of this Agreement by Acquisition or the consummation by Acquisition of the transactions contemplated hereby, except for (i) the filing of a certificate of merger with the Secretary of State of Delaware in accordance with the Delaware Law, (ii) the filing of a form of notice with the Federal Trade Commission under the HSR Act, and (iii) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not materially and adversely affect the ability of Acquisition to consummate the transactions contemplated hereby.

         (f) ACTIONS PENDING.

         (i) NATCO. Except as set forth on schedule 5.02(f) attached hereto, there is no action, suit, dispute, investigation, proceeding or claim pending or, to the best knowledge of Natco, threatened against or affecting Natco, or its respective properties or rights, before any court, administrative agency, governmental body, arbitrator, mediator or other dispute resolution body that would have a Natco Material Adverse Effect or would materially adversely affect the ability of Natco to consummate the transactions contemplated hereby, or the ability of Natco or the Surviving Corporation to conduct the business of the Surviving Corporation after the Effective

Time, and Natco is not aware of any facts or circumstances which may give rise to any of the foregoing. Natco is not subject to any order, judgment, decree, injunction, stipulation, or consent order of or with any court or other governmental agency. Natco has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which Natco has any continuing obligation.

         (ii) NATCO LLC. Except as set forth on schedule 5.02(f) attached hereto, there is no action, suit, dispute, investigation, proceeding or claim pending or, to the best knowledge of Natco LLC, threatened against or affecting Natco LLC, or its respective properties or rights, before any court, administrative agency, governmental body, arbitrator, mediator or other dispute resolution body that would have a Natco LLC Material Adverse Effect or would materially and adversely affect the ability of Natco LLC to consummate the transactions contemplated hereby, or the ability of the Surviving Corporation to conduct the business of the Surviving Corporation after the Effective Time, and Natco LLC is not aware of any facts or circumstances which may give rise to any of the foregoing. Natco LLC is not subject to any order, judgment, decree, injunction, stipulation, or consent order of or with any court or other governmental agency. Natco LLC has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which Natco LLC has any continuing obligation.

         (iii) ACQUISITION. There is no action, suit, dispute, investigation, proceeding or claim pending or, to the best knowledge of Acquisition, threatened against or affecting Acquisition, or its respective properties or rights, before any court, administrative agency, governmental body, arbitrator, mediator or other dispute resolution body that would materially adversely affect the ability of Acquisition to consummate the transactions contemplated hereby, or the ability of Acquisition or the Surviving Corporation to conduct the business of the Surviving Corporation after the Effective Time, and Acquisition is not aware of any facts or circumstances which may give rise to any of the foregoing. Acquisition is not subject to any order, judgment, decree, injunction, stipulation, or consent order of or with any court or other governmental agency. Acquisition has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which Acquisition has any continuing obligation.

         (g) COMPLIANCE WITH LAW; PERMITS.

         (i) NATCO. Natco is not in default in any material respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which Natco or its respective properties or assets is subject. Natco possesses all material permits necessary for Natco to own, use and maintain its properties and assets or required for the conduct of its business in substantially the same manner as it is currently conducted. Each of such permits is in full force and effect and no proceeding is pending, or, to the best knowledge of Natco, threatened, to modify, suspend, revoke or otherwise limit any of such permits and no administrative or governmental actions have been taken or, to the best knowledge of Natco, threatened, in connection with the expiration or renewal of any of such permits.

         (ii) NATCO LLC. Natco LLC is not in default in any material respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which Natco LLC or its respective properties or assets is subject. Natco LLC possesses all material permits necessary for Natco LLC to own, use and maintain its properties and assets or required for the conduct of its business in substantially the same manner as it is currently conducted. Each of such permits is in full force and effect and no proceeding is pending, or, to the best knowledge of Natco LLC, threatened, to modify, suspend, revoke or otherwise limit any of such permits and no administrative or governmental actions have been taken or, to the best knowledge of Natco LLC, threatened, in connection with the expiration or renewal of any of such permits.

         (iii) ACQUISITION. Acquisition is not in default in any material respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which Acquisition or its respective properties or assets is subject.

         (h) BROKERS.

         (i) NATCO. Natco has not used any broker or finder in connection with the transactions contemplated hereby, and Natco does not or shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with any brokerage or finder's fee or other commission of any person retained by Natco in connection with any of the transactions contemplated by this Agreement.

         (ii) NATCO LLC. Natco LLC has not used any broker or finder in connection with the transactions contemplated hereby, and Natco LLC does not or shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with any brokerage or finder's fee or other commission of any person retained by Natco LLC in connection with any of the transactions contemplated by this Agreement.

         (iii) ACQUISITION. Acquisition has not used any broker or finder in connection with the transactions contemplated hereby, and Acquisition does not or shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with any brokerage or finder's fee or other commission of any person retained by Acquisition in connection with any of the transactions contemplated by this Agreement.

         (i) MATERIAL CONTRACTS.

         (i) NATCO. Natco has not received notice of any cancellation or termination of, or of any threat to cancel or terminate, any material contracts or agreements where such cancellation or termination would have a Natco Material Adverse Effect.

         (ii) NATCO LLC. Natco LLC has not received notice of any cancellation or termination of, or of any threat to cancel or terminate, any material contracts or agreements where such cancellation or termination would have a Natco LLC Material Adverse Effect.

         (iii) ACQUISITION. Acquisition is not a party to any material contracts or agreements other than this Agreement.

         (j) ACCURACY OF STATEMENTS.

         (i) NATCO. To the best of Natco's knowledge, neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Natco to AEO in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

         (ii) NATCO LLC. To the best of Natco's knowledge, neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Natco LLC to AEO in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

         (iii) ACQUISITION. To the best of Natco's knowledge, neither this Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Acquisition to AEO in connection with this Agreement or any of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

         (k) FINANCIAL INFORMATION; BOOKS AND RECORDS OF NATCO. Natco has delivered to AEO copies of its audited financial statements for the years ended December 31, 1996 and 1997, and its unaudited financial statements for the ten months ended October 31, 1998 (collectively, the "Natco Financial Information"). The Natco Financial Information fairly presents in all material respects the financial condition and the results of operations of Natco as at the respective dates of and for the periods referred to therein, all in accordance with generally accepted accounting principles applied on a consistent basis throughout all periods, subject, in the case of unaudited interim financial statements, to normal year-end and audit adjustments (the effect of which are not or will not, individually or in the aggregate, be materially adverse). The books of account, minute books and other records of Natco, all of which have been made available to AEO: (i) are complete and correct in all material respects; (ii) have been maintained consistent with past practice; (iii) have recorded therein all material properties and assets and liabilities of Natco; and (iv) reflect all material transactions entered into by Natco or to which Natco is a party.

         (l) LIABILITIES.

         (i) NATCO. Natco does not have any material liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise), other than as set forth in the Natco Financial Information or as specifically identified in a schedule hereto or as incurred in the ordinary course of business since October 31, 1998. At the Effective Time, Natco will have no liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise).

         (ii) NATCO LLC. Natco LLC does not have any material liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise), other than as set forth in the Natco Financial Information or as specifically identified in a schedule hereto or as incurred in the ordinary course of business since October 31, 1998.

         (iii) ACQUISITION. Acquisition does not have any material liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise). At the Effective Time, Acquisition will have no liabilities, obligations or indebtedness of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise).

         (m) ENVIRONMENTAL LAWS. Natco complies and has complied with all Environmental Laws except where any noncompliance has not resulted in, or could not reasonably be expected to result in, individually or in the aggregate, any material liability under Environmental Laws; and there are no past or present events, conditions, circumstances, practices, plans or legal requirements that could reasonably be expected to result in material liability to Natco under Environmental Laws. For purposes of this Agreement, "Environmental Laws" means all applicable federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law, as they exist at the date hereof, relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state laws.

                                   ARTICLE VII
                                    COVENANTS

         SECTION 6.01 TAX MATTERS.

         (a) Each of the parties to this Agreement will use all reasonable efforts to cause the Merger to qualify as a tax free reorganization under the Code as contemplated by the private letter rulings referred to in Section 7.01(f).

         (b) None of AEO, Acquisition, Natco, Natco LLC or any of their affiliates will before or after the Closing Date file any tax or informational return, make any disclosure or otherwise take any position or any action, including but not limited to any action described below, that (i) is inconsistent with the representations made to the Internal Revenue Service (the "IRS") in the private letter rulings referred to in Section 7.01(f) and (g), as subsequently amended or updated, or (ii) is inconsistent with the Merger qualifying as a reorganization under Section 368(a) of the Code, or (iii) would alone or in conjunction with any other action cause the Merger not to qualify as a reorganization under said section of the Code. AEO, Acquisition, Natco and Natco LLC will file all returns, reports or statements and take such other actions as may be required to have the Merger qualify as a reorganization under said section of the Code and to comply with regulations under Section 368 of the Code as they apply to the Merger.

                                   ARTICLE VII
                            CONDITIONS TO THE MERGER

         SECTION 7.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

         (a) this Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of AEO;

         (b) this Agreement and the Merger shall have been approved and adopted by the requisite vote or consent of the shareholders of Natco and by the consent of Acquisition's sole shareholder;

         (c) the expiration or earlier termination of any waiting period under the HSR Act shall have occurred;

         (d) no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect that would prevent the consummation of the Merger as contemplated hereby;

         (e) the shares of Common Stock of Natco to be issued in the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance;

         (f) Natco and AEO shall have received supplemental private letter rulings from the IRS, in form and substance satisfactory to each of them, substantially to the effect that the private letter rulings from the IRS relating to the Merger remain in full force and effect;

         (g) there shall be no material adverse change to the private letter rulings from the IRS relating to the Merger; and

         (h) the SEC shall not object to Natco's accounting for the Merger on a historical cost basis.

         SECTION 7.02 CONDITIONS TO THE OBLIGATION OF AEO TO EFFECT THE MERGER. The obligation of AEO to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

         (a) Natco, Acquisition and Natco LLC shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it under this Agreement at or prior to the Effective Time;

         (b) the representations and warranties of Natco, Acquisition and Natco LLC contained in this Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and at and as of the Effective Time as if made at and as of such date;

         (c) AEO shall have received a certificate from the Chief Executive Officer of Natco, Acquisition and Natco LLC, dated as of the Effective Time, to the effect that the conditions set forth in paragraphs (a) and (b) above have been satisfied;

         (d) Prior to the Effective Time, Natco shall have amended and restated its Certificate of Incorporation and By-Laws so that they are in substantially the same form as those of AEO, except for the number of authorized shares of Natco Common Stock, the Natco Preferred Stock and the classification of Natco's Board of Directors;

         (e) At the Effective Time, the directors and officers of AEO immediately prior to the Effective Time shall be the officers and directors of Natco and, in the case of officers, to serve at the pleasure of the Board of Directors of Natco and, in the case of the directors to serve in the following classes until their successors are duly elected and qualified: Class I directors
- Ari Deshe, Martin P. Doolan, Michael G. Jesselson and Jay L. Schottenstein; Class II directors - John L. Marakas, David W. Thompson, Gerald E. Wedren and Saul Schottenstein; and Class III directors - Jon P. Diamond, Gilbert W. Harrison, Thomas R. Ketteler and George Kolber; and

         (f) Natco LLC and its members shall have duly executed and delivered an Indemnification Agreement substantially in the form attached hereto as Exhibit A, and otherwise in form and substance satisfactory to AEO.

         SECTION 7.03 CONDITIONS TO THE OBLIGATION OF NATCO AND ACQUISITION TO EFFECT THE MERGER. The obligations of Natco and Acquisition to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

         (a) AEO shall have performed and complied in all material respects with all obligations and agreements required to be performed and complied with by it under this Agreement at or prior to the Effective Time;

         (b) the representations and warranties of AEO contained in this Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, as of the date hereof and at and as of the Effective Time as if made at and as of such date;

         (c) Natco and Acquisition shall have received a certificate from the Chief Operating Officer of AEO, dated as of the Effective Time, to the effect that the conditions set forth in paragraphs (a) and (b) above have been satisfied.

                                  ARTICLE VIII
                           TERMINATION AND ABANDONMENT

         SECTION 8.01 TERMINATION AND ABANDONMENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of Natco and AEO:

         (a) by mutual action of the Boards of Directors of Natco and AEO;

         (b) by AEO, if the conditions set forth in Sections 7.01 and 7.02 shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by Natco, Acquisition or Natco LLC on or before the Effective Time or expressly waived in writing by AEO; or

         (c) by Natco, if the conditions set forth in Sections 7.01 and 7.03 shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by AEO on or before the Effective Time or expressly waived in writing by Natco; or

         (d) by Natco or AEO (i) if there has been a material breach of a representation or warranty made by the other party the effect of which is an AEO Material Adverse Effect or a

Natco Material Adverse Effect, as the case may be, or (ii) if there has been a breach by the other party in any material respect of the covenants set forth in this Agreement.

         SECTION 8.02 EFFECT OF TERMINATION. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 8.01, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to any other party hereto or its shareholders or directors or officers in respect thereof, except as set forth in Section 9.02.

                                   ARTICLE IX
                                  MISCELLANEOUS

         SECTION 9.01 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except as otherwise specified, the representations and warranties of Natco, Acquisition and Natco LLC contained herein shall survive the Closing for a period expiring at the close of business on the earlier of the fourth anniversary of the Closing Date or the applicable statute of limitations (the "Survival Date"), except that
(a) the representations and warranties set forth in Article V relating to taxes shall survive until expiration of the applicable statute of limitations, and (b) the representations and warranties set forth in Section 5.02(m) shall survive until the tenth anniversary of the Closing Date. The representations and warranties of AEO contained herein shall survive the Closing for a period expiring at the close of business on the Survival Date.

         SECTION 9.02 EXPENSES, ETC. Whether or not the transactions contemplated by this Agreement are consummated, Natco agrees that it shall have the sole obligation to pay both its own and AEO's fees and expenses solely and directly related to the reorganization contemplated hereunder, including the fees and expenses of counsel, accountants, and other experts, and Natco LLC agrees to assume such obligation of Natco to the extent such payments have not been made by the Effective Time, in each case Natco or Natco LLC shall pays such fees and expenses of AEO only to the maximum extent and in the manner permitted under Section 368(a)(1)(B) of the Code.

         SECTION 9.03 PUBLICITY; CONFIDENTIALITY. AEO, Natco and Natco LLC agree that this Agreement and the exchange of information pursuant thereto is confidential and they will not disclose or issue any press release or make any other public announcement concerning this Agreement or the transactions contemplated hereby without the prior consent of the other party, except that AEO or Natco and Natco LLC may make such public disclosure that it believes in good faith to be required by law or any applicable rules and regulations of a national securities exchange or the NASD (in which event such party shall consult with the other prior to making such disclosure).

         SECTION 9.04 EXECUTION IN COUNTERPARTS. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         SECTION 9.05 NOTICES. All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand or national overnight courier service, transmitted by fax or mailed by registered or certified mail, postage prepaid, and shall be deemed given upon receipt, as follows:

         If to Natco (prior to the Effective Time), Acquisition or Natco LLC to:
                  NATCO INDUSTRIES, INC.
                  1800 Moler Road
                  Columbus, Ohio 43207
                  Phone: 614-449-4332
                  Fax:  614-443-0972
                  Attention:  Irwin A. Bain, Esq., General Counsel

         If to AEO or Natco (after the Effective Time), to:
                  AMERICAN EAGLE OUTFITTERS, INC.
                  150 Thorn Hill Drive
                  Warrendale, Pennsylvania  15086-7528
                  Phone:  412-779-5221
                  Fax:  412-779-5535
                  Attention:  George Kolber, COO

         with copies to:
                  Benesch, Friedlander, Coplan & Aronoff               Porter, Wright, Morris & Arthur
                  2300 BP America Building                             41 South High Street
                  200 Public Square                                    Columbus, Ohio 43215
                  Cleveland, OH 44114-2378                             Phone:  614-227-2219
                  Phone:  216-363-4686                                 Fax: 614-227-4492
                  Fax: 216-363-4588                                    Attention:  Neil Bulman, Jr., Esq.
                  Attention:  Michael K.L. Wager, Esq

or such other address or addresses as any party hereto shall have designated by notice in writing to the other parties hereto.

         SECTION 9.06 WAIVERS. AEO, on the one hand, and Natco, Acquisition and Natco LLC, on the other hand, may, by written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any of the conditions of the other contained in this Agreement; or (iv) waive performance of any of the obligations of the other under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

         SECTION 9.07 AMENDMENTS, SUPPLEMENTS, ETC. At any time, this Agreement may be amended or supplemented by such additional agreements, articles or certificates, as may be determined by the parties hereto to be necessary, desirable or expedient to further the purposes of this Agreement, or to clarify the intention of the parties hereto, or to add to or modify the covenants, terms or conditions hereof or to effect or facilitate any governmental approval or acceptance of this Agreement or to effect or facilitate the filing or recording of this Agreement or the consummation of any of the transactions contemplated hereby. Any such instrument must be in writing and signed by all of the parties hereto.

         SECTION 9.08 ENTIRE AGREEMENT. This Agreement and its schedules and exhibits, and the documents to be executed or delivered at the Effective Time in connection herewith, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

         SECTION 9.09 APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of laws principles.

         SECTION 9.10 BINDING EFFECT, BENEFITS. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

         SECTION 9.11 ASSIGNABILITY. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto.

         SECTION 9.12 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

         SECTION 9.13 VARIATION AND AMENDMENT. This Agreement may be varied or amended at any time before or after the approval and adoption of this Agreement by the shareholders of AEO by action of the respective Boards of Directors of AEO and Natco, without action by the shareholders thereof, provided that after approval and adoption of this Agreement by AEO's shareholders no such variance or amendment shall, without consent of such shareholders, increase the consideration that the holders of the capital stock of Natco shall be entitled to receive upon the Effective Time pursuant to
Article III hereof.

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.

                                NATCO INDUSTRIES, INC.


                                By: /s/ JAY L. SCHOTTENSTEIN
                                   ------------------------------------------
                                   Jay L. Schottenstein, Chief Executive Officer


                                THORN HILL ACQUISITION CORP.


                                By: /s/ JAY L. SCHOTTENSTEIN
                                   ------------------------------------------
                                      Jay L. Schottenstein, President


                                NATCO LIMITED LIABILITY COMPANY
                                By: Natco Industries, Inc., its sole Member


                                By: /s/ JAY L. SCHOTTENSTEIN
                                   ------------------------------------------
                                      Jay L. Schottenstein, President


                                AMERICAN EAGLE OUTFITTERS, INC.


                                By: /s/ GEORGE KOLBER
                                   ------------------------------------------
                                      George Kolber, Chief Operating Officer

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Article SEVENTH of New American Eagle's Certificate of Incorporation provides that New American Eagle shall, to the fullest extent permitted by applicable law as then in effect, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he was a director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise. The Corporation shall indemnify against all expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith. Without limiting the generality of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in Article SEVENTH.

                  In determining the right to indemnification, New American Eagle has the burden of proof that the indemnitee has not met the applicable standard of conduct. If successful in whole or in part in such a proceeding, the indemnitee is entitled to be indemnified for expenses incurred in connection with such proceeding. All reasonable expenses incurred by an indemnitee in connection with any proceeding shall be paid by New American Eagle in advance of the final disposition after receipt of a statement from the indemnitee requesting such advance.

                  Article SEVENTH expressly states that neither the amendment nor repeal of the Bylaws or the Certificate of Incorporation shall adversely affect any right to indemnification for acts occurring prior to such amendment or repeal. The right of indemnification and advancement of expenses provided by Article SEVENTH is not exclusive of any other rights of indemnification or advancement of expenses that may be available.

                  All indemnification rights in Article IX of New American Eagle's Bylaws are contract rights. If any provision of Article IX is held invalid, illegal or unenforceable, the remaining provisions of Article IX shall not be affected. An indemnitee also may elect, as an alternative to the Article IX procedures, to follow procedures authorized by applicable corporate law or statute. Article IX sets forth specific procedures for the advancement of expenses and for the determination of entitlement to indemnification.

                  Advancement of expenses are to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances provided that the claimant delivers an undertaking to repay all amounts so advanced unless it shall ultimately be determined that such person is entitled to be indemnified. To obtain indemnification, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine and to what extent the claimant is entitled to indemnification. In the event the determination of entitlement is to be made by Independent Counsel as set forth in the Certificate of Incorporation, the Independent Counsel shall be selected by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination. If a claim has not been paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time bring suit against the Corporation to recover the unpaid amount and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim.

                  If a determination shall be made that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding. The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Article IX that the procedures and presumptions of the Bylaw are not valid, binding, and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of the By-Law. An indemnitee who is determined not to be entitled to indemnification may appeal such determination either through the courts or by arbitration.

         (b) Under Section 145 of the Delaware Law, indemnification of any person who is or was a party or threatened to be made so in any action by reason of the fact that he is or was a director, officer, employee or agent of the corporation or was serving as such of another corporation of other enterprise at the request of the corporation is permitted against expenses, fines and amounts paid in settlement actually and reasonably incurred by him in such proceeding where the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and in criminal actions where he had no reasonable cause to believe his conduct was unlawful. Indemnification is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect to any matter in which the person is adjudged to be liable to the corporation unless a court shall determine that indemnification is fair and reasonable in view of all the circumstances of the case. Indemnification against expenses (including attorneys' fees) actually and reasonably incurred by directors, officers, employees and agents is required under Section 145 of the Delaware Law in those cases where the person to be indemnified has been successful on the merits or otherwise in defense of a lawsuit of the type described above. In cases where indemnification is permissive, a determination as to whether the person met the applicable standard of conduct must be made (unless ordered by a court) by majority vote of the disinterested directors, by independent legal counsel, or by the stockholders. Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise and the corporation is authorized to advance expenses incurred prior to the final disposition of a matter upon receipt of an undertaking to repay such amounts on a determination that indemnification was not permitted in the circumstances of the case.

         (c) Under Section 145 of the Delaware Law and Article IX of the Bylaws, New American Eagle may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of New American Eagle, or who, while serving in such capacity, is or was at the request of New American Eagle, a director, officer, employee or agent of another corporation or other enterprise, against liability asserted against or incurred by such person in any such capacity whether or not New American Eagle would have the power to provide indemnity under Section 145 or the Bylaws. New American Eagle has obtained insurance which, subject to certain exceptions, insures the directors and officers of New American Eagle and its subsidiary.

         (d) New American Eagle has succeeded to indemnification contracts with its directors and certain officers which provide that such directors and officers will be indemnified to the fullest extent provided by Section 145 of the Delaware Law (or such other future statutory provision authorizing or permitting indemnification) against all expenses (including attorneys' fees), judgments, fines and settlement amounts, actually and reasonably paid or incurred by them in any action or proceeding, including any action by or in the right of New American Eagle, by reason of the fact that they were a director, officer, employee or agent of New American Eagle, or were serving at the request of New American Eagle as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

                  No indemnity will be provided under such indemnification contracts (i) except to the extent that the aggregate losses to be indemnified pursuant thereto exceed the amount for which the indemnitee is indemnified pursuant to any directors and officers liability insurance purchased and maintained by New American Eagle; (ii) in respect to remuneration paid to an indemnitee if it shall be determined by a final judgment that such remuneration was in violation of law; (iii) on account of any suit in which judgment is rendered against an indemnitee for an accounting of profits made from the purchase or sale by indemnitee of securities of New American Eagle pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; (iv) on account of the indemnitee's act or omission being finally adjudged to have been not in good faith or involving intentional misconduct or a knowing violation of law; or (v) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

         (e) Article SEVENTH of New American Eagle's Certificate of Incorporation provides that a director of New American Eagle shall not be personally liable to New American Eagle or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to New American Eagle or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived any improper personal benefit.

         The above discussion of New American Eagle's By-Laws, Certificate of Incorporation, indemnification agreements, and of Section 145 of the Delaware Law is not intended to be exhaustive and is respectively qualified in its entirety by such By-Laws, Certificate of Incorporation and statutes.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) EXHIBITS



Exhibit
Number                                  Description
------                                  -----------
  2.1 Plan of Reorganization and Agreement and Plan of Merger, dated as of November 30, 1998 among Natco Industries, Inc., American Eagle Outfitters, Inc., and Thorn Hill Acquisition Corp. (See Appendix A)

 *3.1        Amended and Restated Certificate of Incorporation of Natco
             Industries, Inc.

  3.2 Amended and Restated Bylaws of Natco Industries, Inc. (Previously filed as Exhibit 3.2 to Registration Statement on Form S-4 (Registration No. 333-68609) filed December 9, 1998, and incorporated by reference herein).

  4.1 Articles Fourth, Fifth, Sixth and Seventh of Natco's Amended and Restated Certificate of Incorporation. (See Exhibit 3.1).

  4.2        Articles II, V and VI of Natco's Bylaws. (See Exhibit 3.2).

  5.1        Opinion of Porter, Wright, Morris & Arthur. (Previously filed as
             Exhibit 5.1 to Registration Statement on Form S-4 (Registration No. 333-68609) filed December 9, 1998, and incorporated by reference herein).

 *8.1        Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP re Tax
             Matters.

 10.1 Form of Indemnification Agreement, dated as of January __, 1999, among American Eagle Outfitters, Inc., Natco Industries, Inc. and Natco Limited Liability Company. (Previously filed as Exhibit 10.1 to Registration Statement on Form S-4 (Registration No. 333-68609) filed December 9, 1998, and incorporated by reference herein).

  *15        Acknowledgment Letter of Ernst & Young LLP.

 21.1        Subsidiaries of Natco Industries, Inc. (Previously filed as Exhibit
             21.1 to Registration Statement on Form S-4 (Registration No. 333-68609) filed December 9, 1998, and incorporated by reference herein).

*23.1        Consent of Ernst & Young LLP.

 23.2        Consent of Porter, Wright, Morris & Arthur (included in Exhibit
             5.1).

 24.1 Powers of Attorney. (Previously filed as Exhibit 24.1 to Registration Statement on Form S-4 (Registration No. 333-68609) filed December 9, 1998, and incorporated by reference herein).

 27.1 Financial Data Schedule. (Previously filed as Exhibit 27.1 to Registration Statement on Form S-4 (Registration No. 333-68609) filed December 9, 1998, and incorporated by reference herein).

 99.1 Form of Proxy Card. (Previously filed as Exhibit 99.1 to Registration Statement on Form S-4 (Registration No. 333-68609) filed December 9, 1998, and incorporated by reference herein).

---------------------------

* Filed herewith

         (b)  FINANCIAL STATEMENT SCHEDULES

         Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or the notes thereto.


ITEM 22.          UNDERTAKINGS.

         The undersigned Registrant hereby undertakes: (1) to file during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of the Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Registration Statement, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Columbus, State of Ohio, on this 1st day of February, 1999.


                                       NATCO INDUSTRIES, INC.


                                       By:  /s/Thomas R. Ketteler
                                       -----------------------------------
                                       Thomas R. Ketteler, Vice President,
                                       Treasurer and Director


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                       Title                            Date
     ---------                       -----                            ----

*Jay L. Schottenstein       Chairman and President              February 1, 1999
---------------------       (Principal Executive Officer)
Jay L. Schottenstein

/s/Thomas R. Ketteler       Vice President, Treasurer and       February 1, 1999
---------------------       Director
Thomas R. Ketteler          (Principal Financial Officer)

*Jon P. Diamond             Director                            February 1, 1999
---------------------
Jon P. Diamond

*Ari Deshe                  Director                            February 1, 1999
---------------------
Ari Deshe




*By: /s/Thomas R. Ketteler
-----------------------------------------
     Thomas R. Ketteler, attorney-in-fact
       for each of the persons indicated